UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 05, 2012 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 3Q12 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q11, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 3Q12 NET INCOME

OF R$ 321 MILLION

Indicators (R$ Million)	3Q12	3Q11	Var.	9M12	9M11	Var.
Sales within the Concession Area - GWh	13,890	13,757	1.0%	41,762	40,643	2.8%
Captive Market	9,795	10,070	-2.7%	30,138	29,734	1.4%
TUSD	4,096	3,687	11.1%	11,624	10,909	6.5%
Commercialization and Generation Sales - GWh	4,443	3,334	33.3%	12,192	9,479	28.6%
Gross Operating Revenue	5,382	4,858	10.8%	15,507	13,883	11.7%
Net Operating Revenue	3,845	3,292	16.8%	10,799	9,360	15.4%
EBITDA (IFRS)(1)	1,044	956	9.2%	3,057	2,791	9.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,184	996	18.9%	3,301	2,708	21.9%
Net Income (IFRS)	321	379	-15.2%	978	1,139	-14.1%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	425	401	6.1%	1,170	1,063	10.2%
Investments	660	465	42.0%	1,930	1,202	60.5%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

3Q12 HIGHLIGHTS

•      Increase of 1.0% (2.8% adjusted) in energy sales within the concession area;

•      Commercial start-up of Santa Clara wind farms (188 MW) in July 2012;

•      Conclusion of the acquisition of Ester Biomass Thermoelectric Power Plant, in October 2012;

•      Payment of R$ 640 million of intermediary dividends, related to 1H12, on September 28, 2012;

•      Investments of R$ 660 million in 3Q12 and of R$ 1,930 million in 9M12;

•      Maintenance of the brAA+ (national scale) credit rating by Standard & Poor’s to CPFL Energia and subsidiaries;

•      Increase of 43.6% in the average daily trading volume of CPFL Energia’s shares on BM&FBOVESPA and on NYSE, to R$ 50.1 million in 3Q12 from R$ 34.9 million in 3Q11;

•      In the last 12 months, CPFL Energia’s shares on BM&FBOVESPA were up 15.0%, outperforming the Ibovespa (13.1%) and the IEE (8.2%) indexes;

•      “Você S.A. – Melhores Empresas Para Você Trabalhar” Research, ÉPOCA Award of Climate Changes 2012 and Época Negócio 360º Award (1st place in the ranking of companies of electric sector).

Conference Call with Simultaneous Translation into English	Investor Relations
(Bilingual Q&A)	Department
• Tuesday, November 06, 2012 – 11:00 am (Brasília), 08:00 am (EDT)
( Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
( English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir
• Webcast: www.cpfl.com.br/ir

3Q12 Results | November 05, 2012

INDEX

1) MACROECONOMIC CONTEXT	3

2) ENERGY SALES	7
2.1) Sales within the Distributors’ Concession Area	7
2.1.1) Sales by Class – Concession Area	8
2.1.2) Sales to the Captive Market	8
2.1.3) TUSD	8
2.2) Commercialization and Generation Sales – Excluding Related Parties	9

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION
10
3.1) Consolidation of CPFL Renováveis Financial Statements	11

4) ECONOMIC-FINANCIAL PERFORMANCE	12
4.1) Operating Revenue	13
4.2) Cost of Electric Energy	15
4.3) Operating Costs and Expenses	16
4.4) Regulatory Assets and Liabilities	19
4.5) EBITDA	20
4.6) Financial Result	20
4.7) Net Income	21

5) DEBT	21
5.1) Financial Debt (Including Hedge)	21
5.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	24
5.3) Net Debt and Leverage	26
5.4) New Funding in October 2012 – BNDES Financing Disbursements	26

6) INVESTMENTS	27

7) DIVIDENDS	28

8) STOCK MARKET	29
8.1) Share Performance	29
8.2) Average Daily Volume	30
8.3) Ratings	30

9) CORPORATE GOVERNANCE	31

10) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2012	32

11) PERFORMANCE OF THE BUSINESS SEGMENTS	33
11.1) Distribution Segment	33
11.1.1) Economic-Financial Performance	33
11.1.2) 3rd Tariff Revision Cycle	39
11.1.3) Tariff Adjustment	41
11.2) Commercialization and Services Segment	42
11.3) Conventional Generation Segment	43
11.3.1) Economic-Financial Performance	43
11.4) CPFL Renováveis	45
11.4.1) Economic-Financial Performance	45
11.4.2) Status of Generation Projects	46

12) ATTACHMENTS	49
12.1) Statement of Assets – CPFL Energia	49
12.2) Statement of Liabilities – CPFL Energia	50
12.3) Income Statement – CPFL Energia	51
12.4) Cash Flow – CPFL Energia	52
12.5) Income Statement – Segments of Conventional Generation and CPFL Renováveis	53
12.6) Income Statement – Consolidated Distribution Segment	54
12.7) Economic-Financial Performance – Distributors	55
12.8) Sales within the Concession Area by Distributor (in GWh)	57
12.9) Sales to the Captive Market by Distributor (in GWh)	58

3Q12 Results | November 05, 2012

1) MACROECONOMIC CONTEXT

The international scenario is still of great uncertainty for the coming months. The role of U.S. and European central banks reduced the nervousness of the markets, but the global economic activity continues losing strength. The IMF revised its forecasts for 2012 GDP in the Eurozone, from 0.7%, in June 2012, to 0.2%, in October 2012. Spain and Italy must present downturn in 2012 and even more robust economies such as Germany and France, will have very modest growth.

Evolution of the 2012 GDP forecasts (annual %)

(Source: World Economic Outlook - IMF)

Consequently, the performance of the Brazilian economy, despite government stimulus, follows at a slower pace than in previous years, particularly in relation to industry.

Evolution of GDP Brasil (annual %)

(Source: IBGE. Forecast: LCA Consultores)

3Q12 Results | November 05, 2012

But despite the unfavorable conjuncture, it is important to highlight that the Brazilian economy has been undergoing structural changes that ensure good prospects for the coming years. The most important is that the government, after many years, spent to stimulate investment as a driver of economic growth and development.

In this context, some measures were taken on an emergency basis, as a way of offsetting the effects of the international crisis; others, however, have structural basis and target the long term.

Among the measures to stimulate the current economic conjuncture, we highlight: the reduction of taxes (IPI) for vehicles 1 , home appliances 2 and capital goods 3, and the postponement of the deadline for payment of PIS/COFINS 4.

Among the structural measures, we can mention firstly the stimulus to the investment, highlighting:

•      Investments in infrastructure (roads, energy, oil/gas) – is estimated that 21 Brazilian states will increase its debt by R$ 58.3 billion to invest in infrastructure in the period 2013-2014. Moreover, the government encourages investment in roads and railways, electric energy (Belo Monte hydroelectric) and in the oil and gas sector (Petrobras platforms);

•      My Home My Life Program – in the 1st phase of the program (2007-2010), were built just over 1 million new housing units. For the 2nd phase (2011-2014), the goal is to build more 2.4 million units, of which more than 900 thousand units have already been built. Still, the Brazilian housing deficit, estimated in 6 million households, is not solved, allowing the development of a new phase of the program starting from 2015;

•      New Automotive Regime – a program which will run between 2013 and 2017 and has among its main objectives: (i) increase the regional content in automobile production, (ii) ensure investments in R&D; and (iii) improve energy efficiency. Automakers will be benefited by a gradual exemption of IPI as they reach the requirements of the program;

•      Pre-Salt and Sporting events – the investments necessary to become reality will require an additional effort of government and private enterprises, generating a multiplier effect throughout the economy.

With these and other measures, infrastructure investment 5 (in % of GDP) should continue to grow, following the trend already observed in recent years.

Infrastructure Investment - % GDP

Source: ABDIB and IBGE

1 From May 29, 2012 to December 31, 2012.

2 From December 1, 2011 to December 31, 2012.

3 From June 29, 2009 to December 31, 2013, with an estimated tax waiver of R$ 1.1 billion in 2013.

4 From April and May 2012 to November and December 2012, with impact estimated of R$ 1.4 billion.

5 Includes investments in transportation, electric energy, water and sewage and telecom. Source: ABDIB and IBGE.

3Q12 Results | November 05, 2012

Then, have been put in place paramount measures that aim to stimulate the increase of national competitiveness, which, worth remember, has already left the 72nd position in the ranking in 2007 to the 48th in 2012 (53rd in 2011). Some measures are highlighted accordingly:

•      Provisional Measure 579/2012 (reduction of the cost of electric energy) – it is estimated that the tariff reduction results in a decrease of 1 percentage point in 2013 IPCA 6 , favoring therefore the expansion of the real mass of income. In industrial activity, sectors less subject to competition will tend to restore their margins, while sectors more subject to competition will be stimulated to reduce prices and produce more;

•      Discharge of the payroll of 40 sectors – benefits to industry and the sectors of transport, food and services, with tax waiver estimated at R$ 12.8 million for 2013;

•      Fall of interest rates and spreads – recent reduction of the main interest rates in the economy (Selic and TJLP) and reduction of spreads as a result of increased competition between banks, fosters economic expansion;

•      More competitive foreign exchange – recent devaluation is the result of increased risk aversion, the reduction of the differential of interest, the fall in commodity prices and increased government intervention, working under a managed float to ensure the competitiveness of Brazilian exports;

•      Greater fiscal gap – effective fall in real interest rates reduces the need to pay interest and makes room for reducing the tax burden, without prejudice to the formation of the fiscal surplus.

All these stimuli to investment and competitiveness should combine to the positive effects generated by the expansion of consumption, which has already been observed in recent years.

Between 2003 and 2011, 17 million jobs were created. 7 Poverty, which reached 28% of Brazilian individuals in 2003, fell to 15% in 2009. 8 Social inequality, measured by the Gini coefficient fell from 0.59 in 2002 to 0.54 in 2009. 9 The mid class, which represents a class with high propensity to consumption, reached 55% of the total population in 2011, considering that it represented only 38% in 2003. 10 The expansion of income - the minimum wage, for example, increased by 63% 11 in real terms between 2003 and 2011 –, the reduction of unemployment and greater access to credit are factors that changed the consumption pattern of Brazilians, especially durable goods.

Following this trend, Brazil will arrive in 2020 to 5th position in the world ranking of household consumption, with consumption estimated at about R$ 3.5 trillion, ahead of countries like France, England and Italy. 12

Finally, it is interesting to note the evolution of housing loan approvals, which increased significantly in recent years.

6 Forecast LCA Consultores.

7 Source: CAGED – Ministry of Labor.

8 Source: FGV. 2009: last available data.

9 Source: IPEA. 2009: last available data.

10 Source: FGV.

11 Source: IPEA.

12 Source: EXAME magazine, McKinsey and Fecomercio.

3Q12 Results | November 05, 2012

Housing credit – R$ billion

(Source: Caixa Econômica Federal)

This has been reflected in the expansion, above of the historical average, of the number of new connections of customers of CPFL Energia. Between September 2011 and September 2012, 215,000 customers were connected, an increase of 3.3%, higher than verified in previous periods.

CPFL Energia – Customers new connections (thousand)

In short, despite the uncertainties in relation to the external environment and industry performance, are good the prospects for the Brazilian economy in the coming years, which will be favored not only by the expansion of the internal market, but also by strong incentives to public and private investment.

Thus, it is estimated that the consumption of the residential and commercial classes will continue to grow in the coming months, despite the less optimistic forecasts for Brazil's GDP growth in 2012 and a modest recovery forecasted for 2013. The industry, in turn, should start showing positive rates in 2013, due to the low base of comparison in 2012 and recent government stimulus, which will potentially prevent further contamination of the negative effects from the international scenario and ensure that the expansion of the industry consolidate in more competitive basis.

3Q12 Results | November 05, 2012

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

In 3Q12, sales within the concession area, achieved by the distribution segment, totaled 13,890 GWh, an increase of 1.0%.

Sales within the Concession Area - GWh
	3Q12	3Q11	Var.	9M12	9M11	Var.
Captive Market	9,795	10,070	-2.7%	30,138	29,734	1.4%
TUSD	4,096	3,687	11.1%	11,624	10,909	6.5%
Total	13,890	13,757	1.0%	41,762	40,643	2.8%

In 3Q12, sales to the captive market totaled 9,795 GWh, a reduction of 2.7%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 11.1% to 4,096 GWh in 3Q12, reflecting the migration of customers from the captive market to the free market.

Sales within the Concession Area - GWh
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	3,530	3,449	2.4%	10,757	10,164	5.8%
Industrial	6,288	6,289	0.0%	18,395	18,468	-0.4%
Commercial	2,063	2,007	2.8%	6,580	6,234	5.6%
Others	2,009	2,013	-0.2%	6,030	5,777	4.4%
Total	13,890	13,757	1.0%	41,762	40,643	2.8%

Note: The tables of sales within the concession area by distributor are attached to this report in item 12.8.

Emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 40.3% of the sales within the concession area:

•      Residential and commercial classes: up by 2.4% and 2.8%, respectively, negatively impacted by less billing days (on average 2.6 less days). Excluding this factor, the growth of these classes would have been 5.0% and 5.9%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and the expansion of credit to consumption) over recent years.

•      Industrial class: consumption stable, reflecting the industrial production, still at a slower pace, due to the international crisis. Nevertheless, requests for reduction in power demand from industrial customers were not observed in the period, favoring the maintenance of the revenue level coming from this class.

The following table shows sales in the concession area adjusted for calendar and temperature:

3Q12 Results | November 05, 2012

Sales within the Concession Area - GWh - Adjusted
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	3,530	3,362	5.0%	10,757	10,178	5.7%
Industrial	6,288	6,239	0.8%	18,537	18,461	0.4%
Commercial	2,063	1,949	5.9%	6,583	6,260	5.2%
Others	2,009	1,967	2.1%	6,068	5,751	5.5%
Total	13,890	13,516	2.8%	41,944	40,650	3.2%

2.1.1) Sales by Class – Concession Area

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	3,530	3,449	2.4%	10,757	10,164	5.8%
Industrial	2,327	2,707	-14.0%	7,170	7,900	-9.2%
Commercial	1,949	1,921	1.5%	6,248	5,955	4.9%
Others	1,988	1,994	-0.3%	5,964	5,715	4.4%
Total	9,795	10,070	-2.7%	30,138	29,734	1.4%

Note: The captive market sales by distributor tables are attached to this report in item 12.9.

2.1.3) TUSD

TUSD - GWh
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	-	-	0.0%	-	-	0.0%
Industrial	3,961	3,582	10.6%	11,226	10,568	6.2%
Commercial	114	85	33.8%	332	279	19.1%
Others	20	19	5.6%	66	62	5.2%
Total	4,096	3,687	11.1%	11,624	10,909	6.5%

3Q12 Results | November 05, 2012

TUSD by Distributor - GWh
	3Q12	3Q11	Var.	9M12	9M11	Var.
CPFL Paulista	2,027	1,832	10.7%	5,797	5,423	6.9%
CPFL Piratininga	1,544	1,420	8.7%	4,468	4,227	5.7%
RGE	449	383	17.4%	1,145	1,104	3.7%
CPFL Santa Cruz	7	5	38.9%	21	14	48.7%
CPFL Jaguari	20	8	146.0%	60	35	71.6%
CPFL Mococa	5	-	0.0%	10	-	0.0%
CPFL Leste Paulista	13	13	0.8%	38	34	11.1%
CPFL Sul Paulista	30	25	16.6%	84	73	15.8%
Total	4,096	3,687	11.1%	11,624	10,909	6.5%

2.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	3Q12	3Q11	Var.	9M12	9M11	Var.
Renewable	924	142	551.7%	2,037	142	1337.4%
Commercialization and Conventional Generation	3,519	3,192	10.2%	10,154	9,337	8.8%
Total	4,443	3,334	33.3%	12,192	9,479	28.6%

Note: Excludes sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract). Considers 100% of the sales of CPFL Renováveis and CERAN (accounting criteria | IFRS). Considers the provisioned supply of 41 GWh in 3Q12.

In 3Q12, commercialization and generation sales moved up by 33.3% to 4,443 GWh, due to (i) the increase in sales to free customers, as a result of the increase in the number of customers in the portfolio in 3Q12 compared to 3Q11 (from 132 to 217), and (ii) the increase in sales through commercialization and generation’s bilateral contracts.

3Q12 Results | November 05, 2012

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities Enercan, Baesa, Foz do Chapecó and Epasa, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2012 and 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and in CPFL Renováveis. On June 30, 2011, the participation of non-controlling interests refered to the third-party interests in the subsidiaries Ceran and Paulista Lajeado.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,862	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,520	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,345	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	190	20 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	77	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Energy generation (Conventional and Renewable sources)(1)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2

Notes:

(1)     Does not include the 24 MW of installed capacity equivalent to the 9 Small Hydroelectric Power Plants of the distribution companies: Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Sul Paulista de Energia (CPFL Sul Paulista), Companhia Jaguari de Energia (CPFL Jaguari) and Companhia Luz e Força Mococa (CPFL Mococa);

(2)     Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

3Q12 Results | November 05, 2012

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct and indirect 100%
CPFL Telecom S.A ("CPFL Telecom")(2)	Private corporation	Telecommunication services	Direct 100%

Notes: (1) Former Chumpitaz Serviços S.A.; (2) Former CPFL Bio Itapaci S.A.

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

3.1) Consolidation of CPFL Renováveis Financial Statements

On August 24, 2011, the joint venture between CPFL Energia and ERSA was actually implemented, through the incorporation of CPFL Renováveis, when CPFL Energia started holding, indirectly, 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

On December 19, 2011, CPFL Renováveis concluded the acquisition of Jantus throught the capital increase of CPFL Brasil on CPFL Renováveis. CPFL Energia now indirectly holds 63.0% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.5%) and CPFL Brasil (27.5%).

Jantus has been consolidated in CPFL Renováveis’ financial statements since December 1, 2011.

3Q12 Results | November 05, 2012

Impact of acquisitions in 2012 on the Financial Statements

The acquisition of Atlântica Complex was completed on March 26, 2012, with the opening balance sheet as at February 29, 2012. The interim financial statements on September 30, 2012 therefore include seven months of this indirect subsidiary’s operations.

The acquisition of Bons Ventos was completed on June 19, 2012, with the opening balance sheet as at May 31, 2012. As such, the consolidated interim financial statements for the nine month period ended in September 30, 2012 included four month’s operation of this indirect subsidiary.

The acquisition of SPE Lacenas (controlled company of Usina Ester) was not concluded as at September 30, 2012. As such, the operations of SPE Lacenas had no impact to be recorded in the consolidated interim financial statements for the nine month period ended in September 30, 2012.

4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	5,382,223	4,858,087	10.8%	15,506,988	13,883,340	11.7%
Net Operating Revenues	3,844,654	3,292,224	16.8%	10,799,091	9,359,864	15.4%
Cost of Electric Power	(1,919,516)	(1,635,616)	17.4%	(5,467,866)	(4,578,729)	19.4%
Operating Costs & Expenses	(1,183,175)	(874,137)	35.4%	(3,094,168)	(2,507,619)	23.4%
EBIT	741,963	782,471	-5.2%	2,237,057	2,273,517	-1.6%
EBITDA (IFRS)(1)	1,044,264	956,168	9.2%	3,057,356	2,790,652	9.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,183,509	995,503	18.9%	3,300,895	2,707,875	21.9%
Financial Income (Expense)	(236,566)	(205,203)	15.3%	(689,498)	(518,358)	33.0%
Income Before Taxes	505,397	577,268	-12.5%	1,547,559	1,755,159	-11.8%
NET INCOME (IFRS)	321,479	379,064	-15.2%	978,305	1,139,022	-14.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	425,080	400,576	6.1%	1,170,487	1,062,504	10.2%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

3Q12 Results | November 05, 2012

ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES	EBITDA		Net Income
(In Millions of Reais)
	3Q12	3Q11	3Q12	3Q11
Reported amount (A)	1,044.3	956.2	321.5	379.1
(-) Non-recurring effects
Re-accounting, in 2011, for the difference in the 2010 energy cost of Epasa
>> Impact on the net revenue	-	29.4	-	19.4
>> Impact on the cost of electric power purchased for resale	-	(12.4)	-	(8.2)
Recognition of Low Income Subsidy Revenue, for the period of 2002 to 2004 (CPFL Paulista and CPFL Piratininga) - impact in the other revenues	14.5	-	9.6	-
Adjustment in the provision for doubtful debts, due to the change in the estimate (8 distribution companies) - impact on the other operating expenses	(53.7)	-	(35.4)	-
Decision in favor of CPFL Piratininga in a tariff increase process
>> Impact on the other operating expenses (legal and judicial expenses and indemnities)	3.1	-	2.1	-
>> Impact on the financial revenue	-	-	4.6	-
Complement of the Incentivated Retirement Program (PAI), due to the additional addherences	-	(3.0)	-	(2.0)
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 - impact on the out-sourced services expenses expenses	(1.9)	17.6	(1.3)	11.6

Assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector - MCPSE (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz)

>> Impact on the other operating expenses (legal and judicial expenses and indemnities)	(16.5)	-	(10.9)	-
>> Impact on the financial expense	-	-	(0.6)	-
Interests and penalties on payments related to the incorporation of networks (CPFL Paulista) - impact on the financial expense	-	-	(13.3)	-
(=) Total non-recurring effects (B)	(54.5)	31.6	(45.3)	20.9
(+) Regulatory Assets and Liabilities
Provisory tariff review procedure of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari) - Net Revenue	(55.8)	-	(36.8)	-
Other Regulatory Assets and Liabilities	140.5	71.0	95.2	42.4
(+) Regulatory Assets and Liabilities (C)	84.8	71.0	58.3	42.4
(=) Total adjustments (D = C - B)	139.2	39.3	103.6	21.5
Adjusted amount (A + D)	1,183.5	995.5	425.1	400.6

4.1) Operating Revenue

Gross operating revenue in 3Q12 reached R$ 5,382 million, representing an increase of 10.8% (R$ 524 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,992 million, an increase of 9.9% (R$ 448 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Average tariff adjustment of 4.3% in the distribution companies, for the period between 3Q11 and 3Q12 (R$ 53 million);

•         Increase in the gross revenue of energy supply in the short term:

3Q12 Results | November 05, 2012

            (i)                 In CPFL Paulista (R$ 32.9 million) and RGE (R$ 25.9 million), chiefly due to the increases: (i) in the volume of energy sold in the short term; and (ii) in the price of differences settlement (“PLD”);

           (ii)                In CPFL Piratininga (R$ 11.3 million), chiefly due to the increase in the price of differences settlement (“PLD”), partially offset by the decrease in the volume of energy sold in the short term.

•         Increase of 10.1% (R$ 32.8 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 58.3% (R$ 31.9 million) in other revenues, mainly due to the following factors:

            (i)                Non-recurring  effect, at CPFL Piratininga and CPFL Paulista, in the amount of R$ 16.0 million (R$ 14.5 million net of PIS and Cofins taxes), due to the register of the low income subsidy revenue reimbursed to the distribution companies, by ANEEL, through the resources of CDE sector charge. These amounts (which refer to 2002 to 2004) were registered as “regulatory assets/liabilities” and, in 3Q12, when they became cash to the company, they were registered in the statutory financial statements as “other revenues”;

           (ii)                Increase in the revenue from leases and rentals (R$ 8.3 million), mainly at CPFL Paulista (R$ 4.1 million) and CPFL Piratininga (R$ 2.6 million).

•         Additional gross revenue from CPFL Renováveis, in the amount of R$ 198.3 million (R$ 184.9 million net of PIS and Cofins taxes), mainly due to:

            (i)               The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively;

           (ii)                The acquisitions of Santa Luzia Small Power Plant, in August 2011, and of Bons Ventos wind farms, which was concluded in June 2012;

          (iii)               The beginning of operations of Bio Formosa thermoelectric facility, in September 2011, Bio Buriti thermoelectric facility, in October 2011 and Santa Clara wind complex, in July 2012.

It is important to mention that part of the sales of these projects is made to companies within CPFL Group, being eliminated in the CPFL Energia consolidation. The additional revenue of CPFL Renováveis, net of PIS and Cofins and eliminations, was R$ 169.7 million.

•        Increase in the revenue from the Segments of Conventional Generation, Commercialization and Services, in the amount of R$ 86.1 million (R$ 78.4 million net of PIS and Cofins). The increase net of eliminations was R$ 65.5 million.

These increases were partially offset by the following factors:

•         Reduction of 2.7% in the sales volume to the captive market;

•         The non-recurring  effect of the re-accounting for the energy cost of Epasa regarding 2010 in 3Q11, in the amount of R$ 32.4 million (R$ 29.4 million net of PIS and Cofins taxes);

•         Reduction of R$ 6.5 million in 6 distribution companies of CPFL Group (CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari) related to the reclassification of the revenue for the exceeding demand and surplus of reactive to “special obligations”. Of this amount, R$ 5.2 milllion are related to CPFL Piratininga and the remaining amount (R$ 1.3 million) is related to the other 5 distribution companies mentioned.

In compliance with Aneel’s Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of Financial Statements, these 6 distribution companies adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item.

3Q12 Results | November 05, 2012

These distribution companies made the reclassification (such amounts have been accrued as “Special Obligations”, in compliance with the Accounting Pronouncement CPC 25) but are awaiting a court decision regarding how to treat these revenues. On February 7, 2012, the Brazilian Association of the Electricity Distributors (Abradee) obtained the suspension of the effects of No.463 Normative Resolution, with early relief accepted and suspension of the ruling for booking revenues for exceeding demand and surplus of reactive as special obligations. In June 2012, the effect requested by Aneel in its "Bill of Review," which had suspended the early relief originally granted in favor of Abradee, was accepted. The six distributors are waiting the final sentence for the definitive treatment of these revenues.

Deductions from the operating revenue were R$ 1,538 million, representing a reduction of 1.8% (R$ 28 million), mainly due to the following decreases: (i) 30.9% in the CCC sector charge (R$ 58.0 million); (ii) 1.8% in the global reversal reserve - RGR (R$ 0.4 million); and (iii) 29.1% in the ISS tax (R$ 0.4 million). These reductions were partially offset by the following factors: (i) increase of 11.3% in CDE sector charge (R$ 14.8 million); (ii) increase of 1.0% in ICMS tax (R$ 7.8 million); (iii) increase of 24.8% in Proinfa (R$ 4.0 million); and (iv) increase of 1.0% in the Pis and Cofins taxes (R$ 4.1 million).

The increase in the Pis and Cofins was partially offset by effect of the recording, in the amount of R$ 33.0 million, of Pis and Cofins taxes credits on the depreciation and amortization of the distribution companies. In 3Q11, theses credits were registered in the “depreciation and amortization expenses” line and, in 3Q12, they were registered in the “deductions from the operating revenue” line, for better accounting purposes.

Net operating revenue reached R$ 3,845 million in 3Q12, representing an increase of 16.8% (R$ 552 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 3,454 million, an increase of 16.0% (R$ 476 million).

4.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,920 million in 3Q12, representing an increase of 17.4% (R$ 284 million):

•      The cost of electric power purchased for resale in 3Q12 was R$ 1,524 million, representing an increase of 19.2% (R$ 246 million), due to the following effects:

         (i)       Increase in the cost of energy purchased in the short term (R$ 106.8 million), mainly due to the increase of 11.0% (118 GWh) in the volume of purchased energy and of 316.0% in the average purchase price. This increase is net of the non-recurring  effect of the re-accounting for the energy cost of Epasa regarding 2010, which generated a cost increase in 3Q11  (R$ 12.4 million);

        (ii)       Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 102.8 million), caused by the increases of 6.6% in the average purchase price and of 2.6% (228 GWh) in the volume of purchased energy;

       (iii)       Increase in the cost of energy from Itaipu (R$ 54.7 million), mainly due to the 22.4% increase in the average purchase price;

      (iv)       Increase in the PROINFA cost (R$ 10.6 million), due to the 43,7% increase in the average purchase price, partially offset by the decrease of 12.9% (31 GWh) in the volume of purchased energy.

Partially offset by:

       (v)       Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 29.3 million).

3Q12 Results | November 05, 2012

•      Charges for the use of the transmission and distribution system reached R$ 395 million in 3Q12, a 10.7% increase (R$ 38 million), mainly due to the following factors:

            (i)                 Increase in the energy reserve charges (R$ 29.6 million);

           (ii)                Increase of 8.6% in the basic network charges (R$ 23.6 million), mainly due to the increases of 7.6% in CPFL Paulista (R$ 9.8 million), of 6.7% in CPFL Piratininga (R$ 4.3 million), of 4.3% in RGE (R$ 2.1 million) and of the CPFL Renováveis additional (R$ 4.7 million);

           (ii)                 Increase of 56.8% in the charges for the use of the distribution system (R$ 6.1 million);

          (iii)                Increase of 7.8% in Itaipu charges (R$ 1.8 million).

         (iv)                Increase  of 5.3% in the conection charges (R$ 1.0 million).

Partially offsetting:

          (v)               Reduction of 36.6% (R$ 19.4 million) in the system service usage charges - ESS, mainly due to the reductions of 40.2% (R$ 13.3 million) in CPFL Paulista and of 46.7% (R$ 7.4 million) in CPFL Piratininga;

         (vi)               Increase in PIS and Cofins tax credits, generated from the energy charges for the use of the transmission and distribution system (R$ 4.5 million).

4.3) Operating Costs and Expenses

Operating costs and expenses were R$ 1,183 million in 3Q12, registering an increase of 35.4% (R$ 309 million), due to the following factors:

•       Increase of 24.3% (R$ 76 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 390 million in 3Q12, has its counterpart in the “operating revenue”;

 •       The Private Pension Fund, which represented a revenue of R$ 22.4 million in 3Q11 and of R$ 2.5 million in 3Q12, resulting in a negative variation of R$ 19.9 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report.

•      Depreciation and Amortization, which represented a net increase of 55.0% (R$ 109 million), mainly due to the following factors:

            (i)          Additional of CPFL Renováveis, in the amount of R$ 84.3 million, related to:

•          The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively;

•           The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, which was concluded in June 2012 ;

•           The beginning of operations of Bio Formosa thermoelectric facility, in September 2011, Bio Buriti thermoelectric facility, in October 2011 and Santa Clara wind complex, in July 2012.

           (ii)         Increase in the Conventional Generation Segment, in the amount of R$ 3.5 million, mainly due to: (i) the increase in CPFL Geração, due to the change in the depreciation rate defined by the Brazilian Electric Energy Agency (ANEEL), that reduced the useful life of the energy generation assets (R$ 1.0 million); and (ii) to the increase in Chapecoense (R$ 2.4 million).

3Q12 Results | November 05, 2012

On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367 of June 2, 2009, and became effective on January 1, 2012. This change resulted in a reduction in the useful life of generation assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

          (iii)         Increase in the Distribution Segment, in the amount of R$ 22.4 million, mainly due to the following factors:

✓ The recording, in the amount of R$ 20.7 million, of Pis and Cofins tax credits on the depreciation and amortization. In 3Q11, these credits were registered in the “depreciation and amortization expenses” line and, in 3Q12, they were registered in the “deductions from the operating revenue” line, for better accounting purposes;

✓ Increase in the new assets depreciation.

Partially offset by:

✓ The reduction, in the amount of R$ 15.8 million, related to the change in the depreciation rates stablished by the Brazilian Electric Energy Agency (ANEEL). In the average, this change (as explained in the item “(ii)” above), caused an increase in the useful life of the energy distribution assets and, pursuant to the accounting pronouncement CPC 23, the distribution companies changed the fixed asset depreciation prospectively, from that date.

•      The PMSO item, that reached R$ 490.4 million in 3Q12, compared to R$ 386.3 million in 3Q11, registering an incrase of 26.9% (R$ 104.1 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 3Q11):

         (i)       Additional PMSO of CPFL Renováveis, in the amount of R$ 24.7 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively;

•        The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, which was concluded in June 2012;

•        The beginning of operations of Bio Formosa thermoelectric facility, in September 2011, Bio Buriti thermoelectric facility, in October 2011 and Santa Clara wind complex, in July 2012.

        (ii)            Non-recurring  adjustment in the provision for doubtful debts, in the 8 distribution companies, due to the change in the estimate (R$ 53.7 million);

       (iii)          Non-recurring  expenses with technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 (R$ 1.9 million of expense in 3Q12 compared to R$ 17.6 million of expense reversal in 3Q11, representing a difference of R$ 19.5 million);

      (iv)          Non-recurring  increase in the other operating expenses regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz) (R$ 16.5 million);

3Q12 Results | November 05, 2012

Partially offset by:

      (v)             Non-recurring  decrease in the legal and judicial expenses and indemnities of CPFL Piratininga in 3Q12, due to the decision in favor of the distribution company in a tariff increase process (R$ 3.1 million);

     (vi)             Non-recurring  increase in 3Q11  Personnel Expenses due to the complement of the Incentivated Retirement Program – PAI, related to the additional adherences (R$ 3.0 million).

Excluding these effects, PMSO for 3Q12 would have totaled R$ 372.2 million and PMSO for 3Q11 would have been R$ 376.4 million, a reduction of 1.1% (R$ 4.2 million), compared to the IGP-M index of 8.1% (price variation between September 30, 2011 and September 30, 2012).

This reduction is the result of the implementation of the Incentivated Retirement Program (PAI) and the “zero base budget” (ZBB) methodology in CPFL Group. The ZBB methodology avoids that eventual inefficiencies from past budgets are maintained, that is, are carried over to the future budget processes.

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	3Q12	3Q11	Variation
			R$ MM	%
Reported PMSO
Personnel	169.6	169.3	0.4	0.2%
Material	26.6	27.9	(1.3)	-4.6%
Outsourced Services	133.2	110.7	22.4	20.3%
Other Operating Costs/Expenses	161.0	78.4	82.6	105.2%
Reported PMSO (A)	490.4	386.3	104.1	26.9%
Non-recurring effects
Complement of the Incentivated Retirement Program (PAI), due to the additional addherences	-	3.0	(3.0)	-
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09	1.9	(17.6)	19.5	-
Adjustment in the provision for doubtful debts, due to the change in the estimate (8 distribution companies)	53.7	-	53.7	-
Assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector - MCPSE (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz)	16.5	-	16.5	-
Decision in favor of CPFL Piratininga in a tariff increase process - impact on the other operating expenses (legal and judicial expenses and indemnities)	(3.1)	-	(3.1)	-
(=) Total non-recurring effects (B)	69.0	(14.6)	83.6	-
Other adjustments (that need to be excluded for comparison purposes)	-	-	-
Additional PMSO of CPFL Renováveis	49.2	24.5	24.7	-
(=) Total other adjustments (C)	49.2	24.5	24.7	-
Adjusted PMSO
Personnel	159.1	157.4	1.7	1.1%
Material	23.7	27.6	(3.9)	-14.2%
Outsourced Services	104.6	115.1	(10.5)	-9.1%
Other Operating Costs/Expenses	84.7	76.2	8.5	11.2%
Total adjusted PMSO (A - B - C)	372.2	376.4	(4.2)	-1.1%

3Q12 Results | November 05, 2012

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)          Material expenses, which registered a reduction of 14.2% (R$ 3.9 million), mainly due to the decrease in:

•         CPFL Paulista (R$ 3.2 million), mainly in the expenses with maintenance of lines and network (R$ 1.0 million), with work clothes and tools (R$ 0.7 million) and with other materials (R$ 1.5 million);

•         CPFL Piratininga (R$ 0.5 million), mainly in the expenses with maintenance of lines and network (R$ 0.3 million), and with other materials (R$ 0.2 million).

        (ii)          Out-sourced services expenses, which registered a decrease of 9.1% (R$ 10.5 million) mainly due to the decrease in expenses with: (i) consulting (R$ 4.3 million); (ii) maintenance of lines and network (R$ 2.7 million); and (iii) tree pruning (R$ 1.0 million).

Partially offset by:

       (iii)             Personnel expenses, which reported a net increase of 1.1% (R$ 1.7 million), mainly due to: (i) the 2012 Collective Bargaining Agreement, that readjusted the wages by 6.64%, in the average (R$ 8.6 million); and (ii) the business expansion of CPFL Serviços and CPFL Atende (R$ 2.5 million). These increases were partially offset by the reduction caused by the Incentivated Retirement Program – PAI.

      (iv)             Other operating costs/expenses, which registered an increase of 11.2% (R$ 8.5 million), mainly due to the following increases:

•     CPFL Paulista (R$ 3.1 million), due to the following factors: (i) increase in legal and judicial expenses and indemnities (R$ 1.4 million); (ii) assets disposal (R$ 1.1 million); and (iii) increase in the advertising and market expenses (R$ 1.2 million);

•     CPFL Piratininga (R$ 3.9 million), mainly due to the uncollectible recovery, in 3Q11, in the amount of R$ 2.4 million;

•     RGE (R$ 1.5 million), mainly due to the increase in the provision for contingencies (R$ 1.7 million);

•     CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, and CPFL Santa Cruz (R$ 0.9 million).

4.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 84.8 million in 3Q12 and of R$ 71.0 million in 3Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

Provisory tariff procedures:

It is important to note that, as directed by Aneel, the 3Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari), corresponding to a reduction of R$ 55.8 million in the EBITDA. The application of this methodology should have occurred on October 23, 2011, for CPFL Piratininga, and on February 3, 2012, for the other distribution companies (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari). Therefore, the amount related to the impact of the provisory tariff procedures of the distribution companies tariff review in 2012 needs to be accumulated from January 1 to October 22, 2012, for CPFL Piratininga, and from February 3 to December 31, 2012 for the other 5 smaller distribution companies.

3Q12 Results | November 05, 2012

Impact of the provisory tariff procedure	EBITDA	Net Income
(R$ million)	3Q12	3Q12
CPFL Piratininga	45.4	30.0
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari	10.4	6.9
Total	55.8	36.8

4.5) EBITDA

3Q12 EBITDA (IFRS) reached R$ 1,044.3 million, registering a 9.2% increase (R$ 88.1 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 1,184 million in 3Q12 and R$ 996 million in 3Q11, an increase of 18.9% (R$ 188 million).

4.6) Financial Result

The 3Q12 net financial expense was R$ 237 million, a 15.3% increase (R$ 31.4 million) compared with the net financial expense of R$ 205 million reported in 3Q11.

The items explaining these changes are as follows:

•         Financial Revenues: decrease of 28.3% (R$ 62.4 million), from R$ 220.1 million in 3Q11 to R$ 157.7 million in 3Q12, mainly due to the reduction in the income from financial investments (R$ 85.2 million), due to the reduction in the CDI Interbank rate and in the available cash, partially offset by the non-recurring  financial revenue from the decision in favor of CPFL Piratininga in a tariff increase process (R$ 7.0 million);

•         Financial Expenses: decrease of 7.3% (R$ 31.0 million), from R$ 425.3 million in 3Q11 to R$ 394.3 million in 3Q12, mainly due to the following factors:

        (i)        Decrease in the debt charges and in the monetary and foreign exchange update (R$ 105.5 million), mainly due to the reduction in the indexes used to update the debt;

       (ii)       The currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) in the distribution companies (R$ 24.9 million);

Partially offset by:

      (iii)       Financial expenses from CPFL Renováveis, in the amount of R$ 69.2 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively;

•        The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, which was concluded in June 2012.

         (i)        Non-recurring  financial expense at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 20.1 million);

3Q12 Results | November 05, 2012

        (ii)       Non-recurring  financial expense regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz) (R$ 1,0 million);

       (iii)       Increase in the financial expense with the Use of Public Asset (“UBP”) (R$ 9.1 million), mainly due to financial update, that is, due to the effect of the indexes (IGP-M and IPCA) used to update the UBP balance.

4.7) Net Income

Net income (IFRS) in 3Q12 was R$ 321 million, a decrease of 15.2% (R$ 58 million). This result reflects the higher financial expense related to the higher Company’s debt to support the strategy of expanding its business, mainly for CPFL Renováveis generation segment, as explained before.

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) in 3Q12 was R$ 314 million, a decrease of 14.9% (R$ 55 million), compared to the net income of R$ 369 million in 3Q11.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the total net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 425 million in 3Q12, comparared to R$ 401 million in 3Q11, an increase of 6.1% (R$ 25 million).

5) DEBT

5.1) Financial Debt (Including Hedge)

Financial Debt (R$ Billion)

CPFL Energia’s financial debt (including hedge) reached R$ 16,631 million in 3Q12, increase of R$ 3,502 million, or 26.7%, compared to 3T11. This increase in net debt is mainly a reflection of:

•         the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which according to the new IFRS accounting practices, has added around R$ 3,237 million to the consolidated indebtedness of CPFL Energia. Part of these funds, around R$ 1,282 million, was assumed through the acquisitions of the assets of Jantus, Santa Luzia Small Hydro Power Plant and Bons Ventos wind farms in the period. In addition, there were borrowings for the payment of these acquisitions, as well as for the construction of several greenfield projects, which totaled around R$ 1,955 million;

3Q12 Results | November 05, 2012

•        the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 244 million, in CPFL Energia (Holding) and the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 21 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding, net of amortizations, in the amount of R$ 1,955 million, and debt assumptions in the amount of R$ 1,282 million:

+      Debentures issuance by CPFL Renováveis (1st Issue of R$ 430 million);

+      Funding of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 618 million;

+      Funding related to the acquisition of Santa Luzia Small Hydro Power Plant through the 2nd Issue of Debentures, in the amount of R$ 169 million;

+      Funding related to the acquisition of Bons Ventos (operation with redeemable preferred shares), in the amount of R$ 400 million;

+      Promissory notes issuances by Coopcana and Alvorada Thermoelectric Power Plants and Atlântica Wind Complex, in the amount of R$ 320 million;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 51 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 33 million.

+      Indebtedness from the acquisition of Jantus by CPFL Renováveis, in the amount of R$ 673 million, of which R$ 526 million are related to the 1st Issue of Debentures and R$ 147 million are related to BNB financing;

+      Indebtedness from the acquisition of Santa Luzia Small Hydroelectric Power Plant by CPFL Renováveis, in the amount of R$ 127 million, related to BNDES financing;

+      Indebtedness from the acquisition of Bons Ventos by CPFL Renováveis, in the amount of R$ 482 million, of which R$ 224 million are related to BNDES financing, R$ 184 million are related to BNB financing and R$ 74 million are related to NIB (Nordic Investment Bank) financing.

•         Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 707 million:

+      Debentures issuance by CPFL Paulista (6th Issue of R$ 660 million), CPFL Piratininga (6th Issue of R$ 110 million) and RGE (6th Issue of R$ 500 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 49 million), CPFL Piratininga (R$ 64 million), RGE (R$ 223 million), CPFL Santa Cruz (R$ 20 million), CPFL Leste Paulista (R$ 25 million), CPFL Sul Paulista (R$ 21 million), CPFL Jaguari (R$ 13 million) and CPFL Mococa (R$ 11 million);

+      Funding of working capital by CPFL Jaguari (R$ 19 million), CPFL Leste Paulista (R$ 9 million) and CPFL Mococa (R$ 6 million);

-      Amortizations of the principal of RGE (3rd Issue of R$ 127 million) and CPFL Paulista’s debentures (3rd Issue of R$ 213 million);

-      Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 489 million);

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-      Amortizations of financing for CPFL Paulista (R$ 49 million), CPFL Piratininga (R$ 5 million), RGE (R$ 95 million), CPFL Santa Cruz (R$ 8 million), CPFL Leste Paulista (R$ 8 million), CPFL Sul Paulista (R$ 5 million) and CPFL Mococa (R$ 4 million);

-      Other amortizations, net of funding, in the amount of R$ 20 million.

•         CPFL Geração, EPASA and Conventional Generation Projects: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 318 million:

+      Funding of BNDES financing for EPASA (R$ 105 million) and Foz do Chapecó (R$ 5 million);

+      Funding of BNB financing for Epasa (R$ 10 milhões);

-      Amortizations of the principal of Epasa (2nd Issue of R$ 142 million and 3rd Issue of R$ 2 million), BAESA (R$ R$ 6 million) and ENERCAN’s debentures (R$ 4 million);

-      Amortizations of working capital by Foz do Chapecó (R$ 25 million) and CERAN (R$ 22 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 56 million), CERAN (R$ 55 million), Foz do Chapecó (R$ 66 million), ENERCAN (R$ 35 million), BAESA (R$ 19 million) and EPASA (R$ 6 million).

•         CPFL Brasil and CPFL Serviços: funding, net of amortizations, totaling R$ 5 million:

+      Funding of BNDES financing for CPFL Brasil (R$ 6 million) and CPFL Serviços (R$ 2 million);

-      Amortizations of BNDES financing for CPFL Brasil (R$ 2 million).

•         CPFL Energia (Holding):

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 150 million).

During the second half of 2011, CPFL Energia put into practice its pre-funding strategy, anticipating funding for maturing debt during 2012. This strategy continued to be employed during the year 2012 in respect of debt maturing in 2013. The latest funding for this purpose were conducted in July 2012 through the issuance of debentures, in the total amount of R$ 1,270 million, and a credit line of R$ 297 million through Law No. 4131/62. Over the 12 months ended on September 30, 2012, CPFL Energia made amortizations that exceeded the mark of R$ 2,600 million. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 1.7 percentage point, to 9.8% p.a., as well as extending its debt profile by 4.7%, from 4.3 to 4.5 years.

3Q12 Results | November 05, 2012

Financial Debt - 3Q12 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	18	-	3,690	2,035	3,707	2,035	5,743
BNDES - Investment	23,734	-	624,127	4,666,765	647,861	4,666,765	5,314,626
BNDES - Income Assets	64	-	2,571	7,598	2,635	7,598	10,233
BNDES - Working Capital	233	-	64,710	-	64,943	-	64,943
Financial Institutions	107,416	56,566	719,779	1,426,531	827,195	1,483,097	2,310,293
Others	782	-	11,480	24,833	12,262	24,833	37,094
Subtotal	132,248	56,566	1,426,356	6,127,762	1,558,604	6,184,328	7,742,932

Foreign Currency
Financial Institutions	12,448	-	2,157	2,357,651	14,605	2,357,651	2,372,256
Subtotal	12,448	-	2,157	2,357,651	14,605	2,357,651	2,372,256

Debentures
CPFL Energia	1,623	-	150,000	150,000	151,623	150,000	301,623
CPFL Paulista	39,194	-	213,333	1,353,685	252,527	1,353,685	1,606,212
CPFL Piratininga	18,170	-	-	528,284	18,170	528,284	546,453
RGE	19,274	-	126,667	694,658	145,941	694,658	840,599
CPFL Santa Cruz	1,828	-	-	64,730	1,828	64,730	66,558
CPFL Brasil	39,648	-	-	1,316,089	39,648	1,316,089	1,355,737
CPFL Geração	31,759	-	-	941,148	31,759	941,148	972,907
EPASA	387	-	16,947	49,879	17,334	49,879	67,213
BAESA	333	-	5,734	17,203	6,067	17,203	23,270
ENERCAN	160	-	3,616	44,297	3,776	44,297	48,073
CPFL Renováveis	17,139	-	32,738	1,087,631	49,877	1,087,631	1,137,508
Subtotal	169,514	-	549,035	6,247,604	718,549	6,247,604	6,966,153

Financial Debt	314,210	56,566	1,977,548	14,733,016	2,291,758	14,789,582	17,081,340

Hedge	-	-	-	-	(7,852)	(442,144)	(449,997)

Financial Debt Including Hedge	-	-	-	-	2,283,905	14,347,438	16,631,343
Percentage on total (%)	-	-	-	-	13.7%	86.3%	100%

Of the total indebtedness of R$ 16,631 million in 3Q12, R$ 14,347 million (86.3%) are considered long term and R$ 2,284 million (13.7%) are considered short term. In 3Q11, of the total of R$ 13,129 million, R$ 11,061 million (84.2%) are considered long term and R$ 2,068 million (15.8%) are considered short term.

The cash position at the end of 3Q12 has coverage ratio of 1.3x the amortizations of the next 12 months, enough to honor all amortization commitments until early 2014.

5.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 17,030 million in 3Q12, growth of 25.1%. The nominal average cost of debt fell from 11.5% p.a. in 3Q11 to 9.8% p.a. in 3Q12, due to the decrease in the CDI interbank rate (from 11.5% to 9.5%). (accrued rates in the last 12 months)

3Q12 Results | November 05, 2012

Debt Profile – 3Q11

Debt Profile – 3Q12

Note: PSI – Investment Support Program

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the BNDES-TJLP-indexed portion (from 24.9%, in 3Q11, to 27.4%, in 3Q12) and prefixed-PSI (from 3.3%, in 3Q11, to 5.5%, in 3Q12), and a decrease in the portion tied to the CDI-pegged portion (from 67.7%, in 3Q11, to 64.1%, in 3Q12).

The foreign-currency and TJLP debt would have come to 14.1% and 27.6% of the total, respectively, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.2% (all of this possesses a natural hedge) and 27.4%, respectively.

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

3Q12 Results | November 05, 2012

5.3) Net Debt and Leverage

R$ Thousands	3Q12	3Q11	Var.
Financial Debt (including hedge)	(16,631,343)	(13,129,232)	26.7%
(+) Available Funds	2,664,101	4,274,619	-37.7%
(=) Net Debt	(13,967,242)	(8,854,613)	57.7%

In 3Q12, net debt totaled R$ 13,967 million, an upturn of 57.7% or R$ 5,113 million, compared to net debt position at the end of 3Q11 in the amount of R$ 8,855 million. This increase is explained on the following factors:

•         Increase of R$ 3,502 million in the gross indebtedness, as described in the item 5.1;

•         Reduction of R$ 1,611 million in the balance of the cash, from R$ 4,275 million in 3Q11 to R$ 2,664 million in 3Q12, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 2,176 million;

         (ii)        Payment of the acquisitions (Jantus, Santa Luzia, Atlântica and Bons Ventos): -R$ 1,686 million;

        (iii)        Investments in the period: -R$ 2,633 million;

        (iv)        Net funding in the period: +R$ 1,971 million;

         (v)        Payment of dividends: -R$ 1,414 million;

        (vi)        Other movements: -R$ 25 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects, as Jantus and Bons Ventos. As a result, adjusted net debt totaled R$ 12,685 million and adjusted EBITDA reached R$ 4,315 million, and the adjusted Net Debt / adjusted EBITDA at the end of 3Q12 reached 2.94x (value to be reviewed by the independent auditors). Considering the net debt without adjustment and the IFRS reported EBITDA accumulated in 12 months up to the end of 3Q12 in the amount of R$ 4,052 million, the Company would have closed the quarter with a net leverage of 3.45x.

5.4) New Funding in October 2012 – BNDES Financing Disbursements

In October 2012, disbursements for financing the investments of distributors occurred, in the total amount of R$ 606 million. The amounts by company were as follows:

•           2.4 years:

-     Amount: R$ 45 million

-     Average cost: TJLP + 2.27%

•           7 years:

-     Amount: R$ 290 million

-     Average cost: TJLP + 2.57%

3Q12 Results | November 05, 2012

•           10 years:

-     Amounts: R$ 271 million

-     Cost: 2.50% Prefixed (PSI)

6) INVESTMENTS

In 3Q12, R$ 660 million were invested in business maintenance and expansion, of which R$ 436 million in distribution, R$ 213 million in generation (R$ 209 million of CPFL Renováveis) and R$ 11 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 1,930 million in 9M12, of which R$ 1,041 million in distribution, R$ 872 million in generation (R$ 862 million of CPFL Renováveis) and R$ 17 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)      Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)      Generation: chiefly focused on Alvorada and Coopcana Thermoelectric Power Plants, Salto Góes Small Hydro Power Plant, Campo dos Ventos II Wind Farm and Santa Clara, Macacos I, Campo dos Ventos and São Benedito Wind Complexes, ongoing construction projects.

Investments Projected by the Group for the Next 5 Years

100% CPFL Renováveis and CERAN

(R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects.

3Q12 Results | November 05, 2012

7) DIVIDENDS

On September 28, 2012, intermediary dividends related to 1H12 were paid to holders of common shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA). The total declared amount was R$ 640 million, equivalent to R$ 0.665339515 per share and corresponding to 100% of controlling shareholders' net income for the period.

On October 5, 2012, intermediary dividends related to 1H12 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 0.6436 per ADR.

CPFL Energia's Dividend Yield
	1H10	2H10	1H11	2H11	1H12
Dividend Yield - last 12 months (1)	8.6%	6.9%	6.0%	7.1%	6.1%

Note: (1) Based on the average of the closing quotations in each half year period.

The 1H12 dividend yield, calculated on the average of the closing quotations in the period (R$ 26.30 per share) is 2.5% (6.1% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 100% since its IPO, respecting the constitution of the legal reserve of 5%.

3Q12 Results | November 05, 2012

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 22.39 per share and US$ 21.91 per ADR, respectively (closing price in 09/30/2012).

Shares Performance – 9M12 (with dividends)

In 9M12, the shares depreciated 8.8% on the BM&FBOVESPA and 17.7% on the NYSE.

Shares Performance – Last 12M (with dividends)

In the last 12 months, the shares appreciated 15.0% on the BM&FBOVESPA and 4.9% on the NYSE.

3Q12 Results | November 05, 2012

8.2) Average Daily Volume

The daily trading volume in 9M12 averaged R$ 45.2 million, of which R$ 18.7 million on the BM&FBOVESPA and R$ 26.5 million on the NYSE, 37.6% up on 2011. The number of trades on the BM&FBOVESPA increased by 51.6%, rising from a daily average of 2,045, in 2011, to 3,101, in 9M12.

R$ thousands

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

8.3) Ratings

In October 2012, Standard & Poor's issued a report reaffirming its credit rating for CPFL Energia. Therefore, the Company maintains the AA+ rating on the national scale, with stable perpective, by Fitch and Standard & Poor's agencies.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2009	2010	2011	3Q12
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

3Q12 Results | November 05, 2012

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

3Q12 Results | November 05, 2012

10) CURRENT SHAREHOLDERS STRUCTURE – 09/30/2012

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1)    Controlling shareholders;

(2)    Includes the 0.1% stake of the company Camargo Corrêa S.A.;

(3)    Termoparaíba and Termonordeste Thermoelectric Facilities;

(4)    CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração, with 35.5% and CPFL Brasil with 27.5%;

(5)    CPFL Energia owns a 100% interest in CPFL Total, of which 47.4% directly and 52.6% indirectly, through CPFL Brasil.

3Q12 Results | November 05, 2012

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	4,642,075	4,369,268	6.2%	13,536,307	12,521,290	8.1%
Net Operating Revenues	3,172,729	2,855,460	11.1%	9,011,361	8,135,028	10.8%
Cost of Electric Power	(1,884,604)	(1,654,965)	13.9%	(5,385,058)	(4,622,757)	16.5%
Operating Costs & Expenses	(881,870)	(681,682)	29.4%	(2,301,971)	(1,966,940)	17.0%
EBIT	406,256	518,812	-21.7%	1,324,332	1,545,331	-14.3%
EBITDA (IFRS)(1)	513,124	583,708	-12.1%	1,622,119	1,748,941	-7.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	652,369	652,304	0.0%	1,865,658	1,695,424	10.0%
Financial Income (Expense)	(49,425)	(92,369)	-46.5%	(178,478)	(166,963)	6.9%
Income Before Taxes	356,831	426,443	-16.3%	1,145,854	1,378,369	-16.9%
NET INCOME (IFRS)	235,109	284,463	-17.3%	774,152	935,294	-17.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	338,710	325,286	4.1%	943,017	878,088	7.4%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    The distributors’ financial performance tables are attached to this report in item 12.7.

Operating Revenue

Gross operating revenue in 3Q12 reached R$ 4,642 million, representing an increase of 6.2% (R$ 273 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,252 million, an increase of 4.8% (R$ 196 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Average tariff adjustment of 4.3% in the distribution companies, for the period between 3Q11 and 3Q12 (R$ 53 million);

•         Increase in the gross revenue of energy supply in the short term:

            (i)                  In CPFL Paulista (R$ 32.9 million) and RGE (R$ 25.9 million), chiefly due to the increases: (i) in the volume of energy sold in the short term; and (ii) in the price of differences settlement (“PLD”);

           (ii)                 In CPFL Piratininga (R$ 11.3 million), chiefly due to the increase in the price of differences settlement (“PLD”), partially offset by the decrease in the volume of energy sold in the short term.

•         Increase of 9.7% (R$ 31.5 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 83.5% (R$ 32.2 million) in other revenues, mainly due to the following factors:

            (i)                Non-recurring  effect, at CPFL Piratininga and CPFL Paulista, in the amount of R$ 16.0 million (R$ 14.5 million net of PIS and Cofins taxes), due to the register of the low income subsidy revenue reimbursed to the distribution companies, by ANEEL, through the resources of CDE sector charge. These amounts (which refer to 2002 to 2004) were registered as “regulatory assets/liabilities” and, in 3Q12, when they became cash to the company, they were registered in the statutory financial statements as “other revenues”;

3Q12 Results | November 05, 2012

           (ii)          Increase in the revenue from leases and rentals (R$ 8.3 million), mainly at CPFL Paulista (R$ 4.1 million) and CPFL Piratininga (R$ 2.6 million).

These increases were partially offset by the following factors:

•         Reduction of 2.7% in the sales volume to the captive market;

•         Reduction of R$ 6.5 million in 6 distribution companies of CPFL Group (CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari) related to the reclassification of the revenue for the exceeding demand and surplus of reactive to “special obligations”. Of this amount, R$ 5.2 milllion are related to CPFL Piratininga and the remaining amount (R$ 1.3 million) is related to the other 5 distribution companies mentioned.

In compliance with Aneel’s Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of Financial Statements, these 6 distribution companies adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item.

These distribution companies made the reclassification (such amounts have been accrued as “Special Obligations”, in compliance with the Accounting Pronouncement CPC 25) but are awaiting a court decision regarding how to treat these revenues. On February 7, 2012, the Brazilian Association of the Electricity Distributors (Abradee) obtained the suspension of the effects of No.463 Normative Resolution, with early relief accepted and suspension of the ruling for booking revenues for exceeding demand and surplus of reactive as special obligations. In June 2012, the effect requested by Aneel in its "Bill of Review," which had suspended the early relief originally granted in favor of Abradee, was accepted. The six distributors are waiting the final sentence for the definitive treatment of these revenues.

Deductions from the operating revenue were R$ 1,469 million, representing a reduction of 2.9% (R$ 44 million), mainly due to the following decreases: (i) 30.9% in the CCC sector charge (R$ 58.0 million); and (ii) 3.1% in the Pis and Cofins taxes (R$ 11.5 million). These reductions were partially offset by the following increases: (i) 11.3% in CDE sector charge (R$ 14.9 million); (ii) 0.7% in ICMS tax (R$ 5.6 million); and (iii) 24.8% in Proinfa (R$ 4.0 million).

The decrease in the Pis and Cofins is mainly due to the recording, in the amount of R$ 33.0 million, of Pis and Cofins taxes credits on the depreciation and amortization of the distribution companies. In 3Q11, theses credits were registered in the “depreciation and amortization expenses” line and, in 3Q12, they were registered in the “deductions from the operating revenue” line, for better accounting purposes.

Net operating revenue reached R$ 3,173 million in 3Q12, representing an increase of 11.1% (R$ 317 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,782 million, an increase of 9.5% (R$ 241 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,885 million in 3Q12, representing an increase of 13.9% (R$ 230 million):

•      The cost of electric power purchased for resale in 3Q12 was R$ 1,517 million, representing an increase of 15.1% (R$ 199 million), due to the following effects:

        (i)         Increase in the cost of energy purchased in the short term (R$ 100.0 million), mainly due to the increase of 472.5% in the average purchase price, partially offset by the decrease of 18.1% (162 GWh) in the volume of purchased energy. The increase in the cost of energy   purchased in the short term is net of the non-recurring  effect of the re-accounting for the energy cost of Epasa regarding 2010, which generated a cost increase in 3Q11  (R$ 12.4 million);

3Q12 Results | November 05, 2012

        (ii)       Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 60.6 million), caused by the increase of 9.5% in the average purchase price, partially offset by the decrease of 3.8% (197 GWh) in the volume of purchased energy;

       (iii)        Increase in the cost of energy from Itaipu (R$ 54.7 million), mainly due to the 22.4% increase in the average purchase price;

      (iv)       Increase in the PROINFA cost (R$ 10.6 million), due to the 43.9% increase in the average purchase price, partially offset by the decrease of 13.1% (31 GWh) in the volume of purchased energy.

Partially offset by:

       (v)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 26.6 million).

•      Charges for the use of the transmission and distribution system reached R$ 368 million in 3Q12, a 9.0% increase (R$ 30 million), mainly due to the following factors:

        (i)         Increase in the energy reserve charges (R$ 29.6 million);

       (ii)        Increase of 7.2% in the basic network charges (R$ 18.6 million), mainly due to the increases of 7.6% in CPFL Paulista (R$ 9.8 million), of 6.7% in CPFL Piratininga (R$ 4.3 million), and of 4.3% in RGE (R$ 2.1 million);

      (iii)        Increase of 35.5% in the charges for the use of the distribution system (R$ 1.8 million);

     (iv)        Increase of 7.8% in Itaipu charges (R$ 1.8 million).

      (v)        Increase  of 5.3% in the conection charges (R$ 1.0 million).

Partially offset by:

     (vi)        Reduction of 36.6% (R$ 19.4 million) in the system service usage charges - ESS, mainly due to the reductions of 40.2% (R$ 13.3 million) in CPFL Paulista and of 46.7% (R$ 7.4 million) in CPFL Piratininga;

    (vii)        Increase in PIS and Cofins tax credits, generated from the energy charges for the use of the transmission and distribution system (R$ 3.1 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 882 million in 3Q12, registering an increase of 29.4% (R$ 200 million), due to the following factors:

•      Increase of 24.3% (R$ 76 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 390 million in 3Q12, has its counterpart in the “operating revenue”;

•      The Private Pension Fund, which represented a revenue of R$ 21.7 million in 3Q11 and of R$ 2.1 million in 3Q12, resulting in a negative variation of R$ 19.6 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report.

•      Depreciation and Amortization, which represented a net increase of 25.8% (R$ 22.4 million), mainly due to the following factors:

3Q12 Results | November 05, 2012

               (i)                  The recording, in the amount of R$ 20.7 million, of Pis and Cofins tax credits on the depreciation and amortization. In 3Q11, these credits were registered in the “depreciation and amortization expenses” line and, in 3Q12, they were registered in the “deductions from the operating revenue” line, for better accounting purposes;

              (ii)                   Increase in the new assets depreciation.

         Partially offset by:

             (iii)                 The reduction, in the amount of R$ 15.8 million, related to the change in the depreciation rates stablished by the Brazilian Electric Energy Agency (ANEEL). On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367 of June 2, 2009, and became effective on January 1, 2012. In the average, this change resulted in an increase in the useful life of the distribution assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

•      The PMSO item, that reached R$ 384.5 million in 3Q12, compared to R$ 302.7 million in 3Q11, registering an increase of 27.0% (R$ 81.9 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 3Q11):

         (i)            Non-recurring  adjustment in the provision for doubtful debts, in the 8 distribution companies, due to the change in the estimate (R$ 53.7 million);

        (ii)           Non-recurring  expenses with technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 (R$ 1.9 million of expense in 3Q12 compared to R$ 17.6 million of expense reversal in 3Q11, representing a difference of R$ 19.5 million);

       (iii)           Non-recurring  increase in the other operating expenses regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz) (R$ 16.5 million);

Partially offset by:

     (iv)              Non-recurring  decrease in the legal and judicial expenses and indemnities of CPFL Piratininga in 3Q12, due to the decision in favor of the distribution company in a tariff increase process (R$ 3.1 million);

      (v)              Non-recurring  increase in 3Q11  Personnel Expenses due to the complement of the Incentivated Retirement Program – PAI, related to the additional adherences (R$ 2.8 million).

Excluding these effects, PMSO for 3Q12 would have totaled R$ 315.5 million and PMSO for 3Q11 would have been R$ 317.4 million, a reduction of 0.59% (R$ 1.9 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)               Personnel expenses, which reported a decrease of 2.0% (R$ 2.6 million). This reduction is net of the increase caused by the 2012 Collective Bargaining Agreement,  that readjusted the wages by 6.62%, in the average (R$ 7.2 million);

        (ii)               Material expenses, which registered a reduction of 20.7% (R$ 5.0 million), mainly due to the decrease in:

•         CPFL Paulista (R$ 3.2 million), mainly in the expenses with maintenance of lines and network (R$ 1.0 million), with work clothes and tools (R$ 0.7 million) and with other materials (R$ 1.5 million);

3Q12 Results | November 05, 2012

•         CPFL Piratininga (R$ 0.5 million), mainly in the expenses with maintenance of lines and network (R$ 0.3 million), and with other materials (R$ 0.2 million).

       (iii)          Out-sourced services expenses, which registered a decrease of 3.7% (R$ 4.1 million) mainly due to the decrease at RGE (R$ 3.0 million), chiefly due to lower expenses with tree pruning (R$ 1.5 million) and with consulting (R$ 1.3 million).

Partially offset by:

      (iv)          Other operating costs/expenses, which registered an increase of 17.6% (R$ 9.8 million), mainly due to the following increases:

•      CPFL Paulista (R$ 3.1 million), due to the following factors: (i) increase in legal and judicial expenses and indemnities (R$ 1.4 million); (ii) assets disposal (R$ 1.1 million); and (iii) increase in the advertising and market expenses (R$ 1.2 million);

•      CPFL Piratininga (R$ 3.9 million), mainly due to the uncollectible recovery, in 3Q11, in the amount of R$ 2.4 million;

•      RGE (R$ 1.5 million), mainly due to the increase in the provision for contingencies (R$ 1.7 million);

•      CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, and CPFL Santa Cruz (R$ 0.9 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 84.8 million in 3Q12 and of R$ 71.0 million in 3Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

Provisory tariff procedures:

It is important to note that, as directed by Aneel, the 3Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari), corresponding to a reduction of R$ 55.8 million in the EBITDA. The application of this methodology should have occurred on October 23, 2011, for CPFL Piratininga, and on February 3, 2012, for the other distribution companies (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari). Therefore, the amount related to the impact of the provisory tariff procedures of the distribution companies tariff review in 2012 needs to be accumulated from January 1 to October 22, 2012, for CPFL Piratininga, and from February 3 to December 31, 2012 for the other 5 smaller distribution companies.

Impact of the provisory tariff procedure	EBITDA	Net Income
(R$ million)	3Q12	3Q12
CPFL Piratininga	45.4	30.0
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari	10.4	6.9
Total	55.8	36.8

3Q12 Results | November 05, 2012

EBITDA

EBITDA (IFRS) reached R$ 513 million, registering a 12.1% reduction (R$ 70.6 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 652 million in 3Q12 and in 3Q11, keeping the same level.

Financial Result

The 3Q12 net financial expense was R$ 49.4 million, a 46.5% decrease (R$ 42.9 million) compared to the net financial expense of R$ 92.4 million reported in 3Q11.

The items explaining these changes are as follows:

•         Financial Revenues: decrease of 9.0% (R$ 11.1 million), from R$ 124.1 million in 3Q11 to R$ 113.0 million in 3Q12, mainly due to the following factors:

✓     Reduction in the income from financial investments (R$ 23.6 million), due to the reduction in the CDI Interbank rate and in the available cash;

✓     Reduction in the update of judicial deposits (R$ 4.1 million).

Partially offset by:

✓     Increase in the other financial revenues (R$ 10.3 million), mainly due to the non-recurring  financial revenue from the decision in favor of CPFL Piratininga in a tariff increase process (R$ 7.0 million).

✓     Increase in the monetary and foreign exchange update (R$ 2.7 million);

✓     Increase in the discount in the acquisition of ICMS tax credits (R$ 1.7 millions).

•         Financial Expenses: decrease of 25.0% (R$ 54.1 million), from R$ 216.5 million in 3Q11 to R$ 162.4 million in 3Q12, mainly due to the following factors:

✓     Decrease in the debt charges and in the monetary and foreign exchange update (R$ 50.3 million), mainly due to the reduction in the indexes used to update the debt;

✓     The currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) in the distribution companies (R$ 24.9 million).

Partially offset by:

✓     Non-recurring  financial expense at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 20.1 million);

✓     Non-recurring  financial expense regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Santa Cruz) (R$ 1,0 million).

Net Income

Net income (IFRS) in 3Q12 was R$ 235 million, a decrease of 17.3% (R$ 49 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 339 million in 3Q12, compared to R$ 325 million in 3Q11, an increase of 4.1% (R$ 13 million).

3Q12 Results | November 05, 2012

11.1.2) 3rd Tariff Revision Cycle

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution 1,223 of October 18, 2011;
(2) Dates postponed by Aneel, through the Ratifying Resolution 471 of December 20, 2011.

11.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing AP 040, for the definition of the methodology used in the 3rd Tariff Revision Cycle.

Aneel Ratifying Resolution No. 1,364 of October 2, 2012 repositioned electric energy tariffs of CPFL Piratininga by -5.43%, made up of -4.45% with respect to the Tariff Repositioning and -0.98% with respect to external financial components to the Tariff Repositioning, corresponding to an average effect of -6.78% on consumer billings. The new tariffs came into effect on October 23, 2012, with the new tariff adjustment, as mentioned in the item “11.1.3.1”.

3Q12 Results | November 05, 2012

3rd cycle of Tariff Revision - CPFL Piratininga
Final Result
(in millions of Reais)
Gross remuneration base (A)	2,542
Depreciation rate (B)	3.71%
Regulatory reintegration share (C = A x B)	94
Net remuneration base (D)	1,273
WACC before taxes (E)	11.36%
Capital remuneration (F = E x D)	144
Regulatory EBITDA (G = C + F)	239
OPEX[1] = CAOM + CAIMI (H)	335
Parcel B (I = G + H)	574
Parcel B productivity index (J)	1.40%
Parcel B with market adjustment [L = I x (1-J)]	559
Parcel A (M)	2,050
Required revenue (N = L + M)	2,609
Other revenues (O)	26
Verified revenue (P)	2,704
Tariff repositioning [Q = ((N-O)/P)-1]	-4.45%
Financial components (R)	-0.98%
Average effect (S=Q+R)	-5.43%

Note: (1)    CAOM = Cost of Management, Operation and Maintenance
                  CAIMI = Annual Cost of Facilities, Furniture e Real Estate.

11.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to delays in the approval of the methodologies for the 3rd cycle of tariff reviews, Aneel granted an extension of the current fees to concessionaires who would be subject to tariff review by early 2012 (case of the distributors: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa) through Normative Resolution No. 471. The Resolution provides that the resulting effects of tariff review are applied to tariffs from the date of the next tariff adjustment, including retroactive effects. The application of new methodology for review is scheduled to take place by February 2013.

3Q12 Results | November 05, 2012

11.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

11.1.3.1) CPFL Piratininga

Aneel Ratifying Resolution No. 1,369 of October 16, 2012 readjusted electric energy tariffs of CPFL Piratininga by 8.79%, made up of 7.71% with respect to the Tariff Readjustment and 1.08% with respect to external financial components to the Tariff Readjustment, corresponding to an average effect of 5.50% on consumer billings. This Tariff Readjustment is the sum of the Annual Tariff Adjustment with the Tariff Repositioning mentioned in the item “11.1.2”, besides considering the devolution of the frozen rate (1/3). The new tariffs came into effect on October 23, 2012.

11.1.3.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3, 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.3.5”.

As mentioned in the item “11.1.2”, these adjustments are frozen.

11.1.3.3) CPFL Paulista

Aneel Ratifying Resolution No. 1,271, of April 3, 2012, readjusted the electricity energy tariffs at CPFL Paulista by 3.71%, 1.96% relative to the Tariff Readjustment and 1.75% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 2.89% on the billings of captive consumers. The new tariffs came into effect on April 8, 2012 and will remain in force until April 7, 2013.

11.1.3.4) RGE

Aneel Ratifying Resolution No. 1,294 of June 5, 2012 readjusted the electricity energy tariffs at RGE by 11.51%, 0.49% relative to the Tariff Readjustment and 11.02% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.38% on the billings of captive consumers. The new tariffs came into effect on June 19, 2012 and will remain in force until June 18, 2013.

3Q12 Results | November 05, 2012

11.1.3.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Term >>>>>>	06/19/2012	04/08/2012	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	10/23/2012
Economic IRT	0.49%	1.96%	6.84%	6.57%	5.22%	6.42%	8.01%	7.71%
Financial Components	11.02%	1.75%	2.66%	1.45%	0.25%	1.34%	15.61%	1.08%
Total IRT	11.51%	3.71%	9.50%	8.02%	5.47%	7.76%	23.61%	8.79%

Note: CPFL Piratininga’s Tariff Readjustment is the sum of the Annual Tariff Adjustment with the Tariff Repositioning mentioned in the item “11.1.2”, besides considering the devolution of the frozen rate (1/3).

11.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	3Q12	3Q11	Var.
Gross Operating Revenues	626,537	542,683	15.5%
Net Operating Revenues	554,426	480,126	15.5%
EBITDA (IFRS)(1)	76,237	61,108	24.8%
NET INCOME (IFRS)	39,744	33,929	17.1%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, result of pension fund contributions and business combination.

Operating Revenue

In 3Q12, gross operating revenue reached R$ 627 million, representing an increase of 15.5% (R$ 84 million), while net operating revenue moved up by 15.5% (R$ 74 million) to R$ 554 million.

EBITDA

In 3Q12, EBITDA totaled R$ 76 million, a decrease of 24.8% (R$ 15 million).

Net Income

In 3Q12, net income amounted to R$ 40 million, up by 17.1% (R$ 6 million).

3Q12 Results | November 05, 2012

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	3Q12(4)	3Q11(5)	Var.
Gross Operating Revenues	380,519	378,277	0.6%
Net Operating Revenues	356,007	351,573	1.3%
Cost of Electric Power	(26,052)	(19,901)	30.9%
Operating Costs & Expenses	(102,242)	(103,345)	-1.1%
EBIT	227,713	228,328	-0.3%
EBITDA (IFRS)(1)	293,647	290,463	1.1%
EBITDA (IFRS - Non-Recurring)(2)	293,647	261,027	12.5%
Financial Income (Expense)	(98,088)	(115,931)	-15.4%
Income Before Taxes	130,665	112,396	16.3%
NET INCOME (IFRS)	87,563	78,239	11.9%
NET INCOME (IFRS - Non-Recurring)(3)	87,563	58,812	48.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, result of pension fund contributions and business combination;

(2)    EBITDA (IFRS – Non-recurring) excludes the non-recurring effects;

(3)    Net Income (IFRS - Non-recurring) excludes the non-recurring effects.

(4)    Pro-forma: does not include the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment, and that actually are consolidated within CPFL Renováveis;

(5)    Pro-forma: The amounts reported in 3Q11 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

Operating Revenue

In 3Q12, gross operating revenue reached R$ 381 million, representing an increase of 0.6% (R$ 2 million), while net operating revenue moved up by 1.3% (R$ 4 million) to R$ 356 million.

This variation is mainly due to the following factors:

     (i)             Increase in the revenue from Foz do Chapecó Hydroelectric Facility,  in the amount of R$ 19.5 million, due to the increase of 45.5% in the tariffs, as a result of the exchange of bilateral contracts for new contracts signed at the auction;

    (ii)              Increase in the revenue from Ceran and Enercan, in the amount of R$ 9.2 million, due to the increase in the average sales price;

   (iii)             Increase in the revenue supplied to Furnas, in the amount of R$ 5.0 million, due to the increase of 5.1% in the tariffs (IGP-M effect in 2011);

Partially offset by:

   (iv)            The non-recurring  effect of the re-accounting for the energy cost of Epasa regarding 2010 in 3Q11, in the amount of R$ 32.4 million (R$ 29.4 million net of PIS and Cofins taxes).

Cost of Electric Power

In 3Q12, the cost of electric power increased 30.9% (R$ 6.2 million) to R$ 26.1 million, chiefly due to the increase in the cost of electric power purchased for resale, that moved up from R$ 1.2 million in 3Q11 to R$ 7.5 million in 3Q12. This variation is mainly due to the additional acquisitions of energy (110 GWh) by Ceran and Foz do Chapecó Generation Plants (R$ 4.8 milllion)

3Q12 Results | November 05, 2012

Operating Costs and Expenses

In 3Q12, the operating costs and expenses moved down 1.1% (R$ 1.1 million) to R$ 102 million, chiefly due to the following factors:

•      The PMSO item reached R$ 36.3 million, a decrease of 11.9% (R$ 4.9 million), mainly due to the following factors:

✓      Personnel expenses, which reported a decrease of 7.1% (R$ 0.7 million), mainly due to the Incentivated Retirement Program – PAI, already considering the increase related to the Collective Bargaining Agreement of 2012;

✓      Out-sourced services expenses, which registered a decrease of 9.9% (R$ 0.9 million), mainly due to the reduction in the expenses with consulting at CPFL Geração (R$ 1.8 million), partially offset by the increase in the maintenance expenses, at Epasa (R$ 0.9 million);

✓       Other operating costs/expenses, which registered a decrease of 20.8% (R$ 4.2 million), mainly due to the reduction in the royalties expenses in Baesa, Enercan, Ceran and Foz do Chapecó generation plants, due to lower energy generation in 3Q11 (R$ 4.8 million).

Partially offset by:

✓       Material expenses, which reported an increase of 75.8% (R$ 1.0 million).

The effects that contributed to the decrease in the operating costs and expenses were partially offset by:

•      Depreciation and Amortization reached R$ 66.3 million, a net increase of 5.6% (R$ 3.5 million), mainly due to: (i) the increase in CPFL Geração, due to the change in the depreciation rate by the Brazilian Electric Energy Agency (Aneel), that reduced the useful life of the energy generation assets (R$ 1.0 million); and (ii) the increase in Chapecoense (R$ 2.4 million).

On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367 of June 2, 2009, and became effective on January 1, 2012. This change resulted in a reduction in the useful life of generation assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

•         The Private Pension Fund, which represented a revenue of R$ 0.6 million in 3Q11 and of R$ 0.4 million in 3Q12, resulting in a negative variation of R$ 0.2 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report.

EBITDA

In 3Q12, EBITDA (IFRS) was R$ 294 million, an increase of 1.1% (R$ 3.2 million).

Excluding the non-recurring effects, the EBITDA (IFRS - Non-recurring effects) would have totaled R$ 294 million in 3Q12, compared to R$ 261 million in 3Q11, an increase of 12.5% (R$ 33 million).

Financial Result

In 3Q12, net financial expense was R$ 98 million, down by 15.4% (R$ 17.8 million). The items explaining these changes are as follows:

3Q12 Results | November 05, 2012

•      Financial Expenses: moved from R$ 133 million in 3Q11 to R$ 108 million in 3Q12 (R$ 24.8 million decrease), mainly due to the reduction at CPFL Geração (R$ 25.6 million), due to the following factors:

            (i)         Reduction in the debt charges and in the monetary and foreign exchange update (R$ 36.6 million), mainly due to the decrease in the indexes that update the debt and in the debt balance;

Partially offset by:

           (ii)         Increase in the financial expense with the Use of Public Asset (“UBP”) (R$ 9.1 million), mainly due to financial update, that is, due to the effect of the indexes (IGP-M and IPCA) used to update the UBP balance.

          (iii)         Increase in the other financial expenses (R$ 1.9 million).

•      Financial Revenues: moved from R$ 17 million in 3Q11 to R$ 10 million in 3Q12 (R$ 7.0 million decrease), mainly due to the decrease in the balance of financial revenues and to the decrease in the CDI Interbank rate.

Net Income

In 3Q12, net income (IFRS) was R$ 88 million, an increase of 11.9% (R$ 9 million).

Excluding the non-recurring effects, the net income (IFRS – Non-recurring effects) would have totaled R$ 88 million in 3Q12, compared to R$ 59 million in 3Q11, an increase of 48.9% (R$ 29 million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	3Q12	3Q11(2)	Var.
Gross Operating Revenues	259,448	61,139	324.4%
Net Operating Revenues	242,940	58,081	318.3%
Cost of Electric Power	(26,261)	(5,698)	360.9%
Operating Costs & Expenses	(142,521)	(33,535)	325.0%
EBIT	74,159	18,848	293.4%
EBITDA (IFRS)(1)	167,458	27,856	501.2%
Financial Income (Expense)	(68,530)	3,508	-2053.7%
Income Before Taxes	5,628	22,356	-74.8%
NET INCOME (IFRS)	2,914	17,969	-83.8%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    Pro-forma Income Statement (considering that CPFL Renováveis was created on August 1, 2011), elaborated for comparison purposes with 3Q12. Considers, for July 2011, only the assets that belonged to CPFL Energia and that started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Baldin Biomass Thermoelectric Facility).

Variations in the Financial Statements of CPFL Renováveis

In 3Q12, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

3Q12 Results | November 05, 2012

     (i)     The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively;

    (ii)     The acquisitions of Santa Luzia Small Power Plant, in August 2011, and of Bons Ventos wind farms, which was concluded in June 2012;

   (iii)     The beginning of operations of Bio Formosa thermoelectric facility, in September 2011, Bio Buriti thermoelectric facility, in October 2011 and Santa Clara wind complex, in July 2012.

Operating Revenue

In 3Q12, gross operating revenue reached R$ 259 million, representing an increase of 324.4% (R$ 198 million), while net operating revenue moved up by 318.3% (R$ 185 million) to R$ 243 million.

Cost of Electric Power

In 3Q12, the cost of electric power increased 360.9% (R$ 21 million) to R$ 26 million.

Operating Costs and Expenses

In 3Q12, operating costs and expenses reached R$ 143 million, an increase of R$ 109 million, as follows:

    (i)        Additional PMSO, in the amount of R$ 25 million, due to:

   (ii)        Additional Depreciation and Amortization, in the amount of R$ 84 million.

EBITDA

In 3Q12, EBITDA (IFRS) was R$ 167 million, an increase of 501.2% (R$ 140 million).

Financial Result

In 3Q12, the net financial expense was R$ 69 million, compared to a net financial revenue of R$ 4 million in 3Q11 (increase of R$ 72 million), mainly due to the additional financial expense (R$ 69 million) and to the additional financial revenue (R$ 3 million).

Net Income

In 3Q12, net income (IFRS) was R$ 3 million, a decrease of R$ 83.8% (R$ 15 million).

This result reflects the higher financial expense related to the higher debt of CPFL Renováveis to support its strategy of expanding its business.

11.4.2) Status of Generation Projects

On September 30, 2012, the portfolio of projects of CPFL Renováveis totalizes 1,133 MW of installed capacity operating and 603 MW of capacity under construction, which includes 34 Small Hydroelectric Power Plants (PCHs) operating (307 MW) and 1 PCH under construction (20 MW), 15 Wind Farms operating (556 MW) and 18 Wind Farms under construction (482 MW), 6 Biomass Thermoelectric Power Plants operating (270 MW) and 2 Biomass Thermoelectric Power Plants under construction (100 MW), 1 solar energy project under construction (1 MW).

3Q12 Results | November 05, 2012

Additionally, CPFL Renováveis owns wind and PCH projects that are under development totalizing 2,953 MW, representing a total portfolio of 4,689 MW.

The table below illustrates the overall portfolio of assets operating, under construction and under development, and its installed capacity, on September 30, 2012:

In MW	PCH	Wind	Biomass	Solar	TOTAL
Operating	307	556	270	-	1,133
Under construction	20	482	100	1	603
Under development	608	2,345	-	-	2,953
TOTAL	935	3,383	370	1	4,689

Note: Including Ester Biomass Thermoelectric Power Plant (40 MW), whose acquisition process was already approved by ANEEL.

Salto Góes Small Hydro Power Plant

Salto Góes Small Hydro Power Plant, located at Santa Catarina State, is under construction (94% of works completed – September 2012). Commercial start-up is scheduled for 1Q13. The installed capacity is of 20 MW and the assured power is of 11.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 165.00/MWh – June 2012).

Coopcana Thermoelectric Facility

Coopcana Thermoelectric Facility, located at São Carlos do Ivaí (Paraná State), is under construction (38% of works completed – September 2012). Commercial start-up is scheduled for 2Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Alvorada Thermoelectric Facility

Alvorada Thermoelectric Facility, located at Araporã (Minas Gerais State), is under construction (41% of works completed – September 2012). Commercial start-up is scheduled for 2Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas)

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (34% of works completed – September 2012). Start-up is scheduled for 3Q13. The installed capacity is of 78.2 MW and the physical guarantee is of 37.5 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 150.40/MWh – June 2012).

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (9% of works completed – September 2012). Start-up is scheduled for 3Q13. The installed capacity is of 30 MW and the physical guarantee is of 15 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 141.30/MWh – June 2012).

3Q12 Results | November 05, 2012

Atlântica Complex Wind Farms (Atlântica I, II, IV and V)

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction (21% of works completed – September 2012). Start-up is scheduled for 2H13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 152.70/MWh – June 2012).

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V)

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction (9% of works completed – September 2012). Start-up is scheduled for 1Q15. The installed capacity is of 82 MW and the physical guarantee is of 40.2 average-MW.

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho)

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction (8% of works completed – September 2012). Start-up is scheduled for 3Q15. The installed capacity is of 172 MW and the physical guarantee is of 89.0 average-MW.

3Q12 Results | November 05, 2012

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2012	12/31/2011	09/30/2011

CURRENT ASSETS
Cash and Cash Equivalents	2,664,101	2,699,837	4,274,619
Consumers, Concessionaries and Licensees	2,041,997	1,874,280	1,865,275
Dividend and Interest on Equity	830	830	-
Financial Investments	39,664	47,521	44,744
Recoverable Taxes	275,611	277,463	208,659
Derivatives	7,852	3,733	256,791
Materials and Supplies	54,057	44,872	42,816
Leases	6,687	4,581	4,443
Other Credits	483,693	409,938	444,535
TOTAL CURRENT ASSETS	5,574,492	5,363,054	7,141,882

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	169,271	182,300	186,685
Judicial Deposits	1,257,214	1,128,616	1,079,399
Financial Investments	-	109,965	46,837
Recoverable Taxes	216,274	216,715	166,385
Derivatives	442,144	215,642	224
Deferred Taxes	1,287,411	1,176,535	1,096,980
Leases	35,087	24,521	24,729
Concession Financial Assets	2,157,240	1,376,664	1,233,886
Employee Pension Plans	3,416	3,416	5,800
Investments at Cost	116,654	116,654	116,654
Other Credits	432,172	279,461	217,932
Property, Plant and Equipment	9,439,624	8,292,076	6,982,472
Intangible	9,513,867	8,927,439	7,759,064
TOTAL NON-CURRENT ASSETS	25,070,374	22,050,004	18,917,048

TOTAL ASSETS	30,644,866	27,413,057	26,058,930

3Q12 Results | November 05, 2012

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2012	12/31/2011	09/30/2011

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,404,564	1,240,143	1,197,365
Accrued Interest on Debts	144,696	141,902	147,854
Accrued Interest on Debentures	169,514	83,552	218,028
Loans and Financing	1,428,513	896,414	1,356,407
Debentures	549,035	531,185	602,859
Employee Pension Plans	46,187	40,695	37,967
Regulatory Charges	125,072	145,146	145,065
Taxes, Fees and Contributions	488,894	483,028	488,434
Dividend and Interest on Equity	22,692	24,524	21,603
Accrued Liabilities	96,326	70,771	121,574
Derivatives	-	-	-
Public Utilities	28,813	28,738	27,212
Other Accounts Payable	601,420	813,338	513,208
TOTAL CURRENT LIABILITIES	5,105,725	4,499,437	4,877,576

NON-CURRENT LIABILITIES
Suppliers	5,818	-	-
Accrued Interest on Debts	56,566	23,627	16,118
Loans and Financing	8,485,413	7,382,455	6,603,497
Debentures	6,247,604	4,548,651	4,441,440
Employee Pension Plans	355,539	414,629	454,993
Taxes, Fees and Contributions	6,183	165	625
Deferred Taxes	1,232,440	1,038,101	651,892
Reserve for Contingencies	357,139	338,121	314,068
Derivatives	-	24	43
Public Utilities	457,733	440,926	437,301
Other Accounts Payable	134,330	174,410	164,100
TOTAL NON-CURRENT LIABILITIES	17,338,765	14,361,110	13,084,079

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	226,951	229,956	16
Earnings Reserve	495,185	495,185	418,665
Additional Proposed Dividend	-	758,470	-
Revaluation Reserve	837,828	790,123	1,104,691
Retained Earning (Loss)	337,274	-	417,060
	6,690,662	7,067,157	6,733,856
Non-Controlling Shareholders' Interest	1,509,714	1,485,352	1,363,418
TOTAL SHAREHOLDERS' EQUITY	8,200,377	8,552,510	8,097,274

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30,644,866	27,413,057	26,058,930

3Q12 Results | November 05, 2012

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q12	3Q11	Variation	9M12	9M11	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,940,073	3,824,174	3.03%	11,728,756	11,015,653	6.47%
Electricity Sales to Distributors	606,957	339,763	78.64%	1,506,638	914,567	64.74%
Revenue from building the infrastructure	390,499	314,135	24.31%	981,550	778,153	26.14%
Other Operating Revenues(1)	444,694	380,015	17.02%	1,290,045	1,174,968	9.79%
	5,382,223	4,858,087	10.79%	15,506,988	13,883,340	11.69%

DEDUCTIONS FROM OPERATING REVENUES	(1,537,570)	(1,565,864)	-1.81%	(4,707,897)	(4,523,475)	4.08%
NET OPERATING REVENUES	3,844,654	3,292,224	16.78%	10,799,091	9,359,864	15.38%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,524,471)	(1,278,806)	19.21%	(4,380,972)	(3,609,063)	21.39%
Electricity Network Usage Charges	(395,045)	(356,810)	10.72%	(1,086,893)	(969,665)	12.09%
	(1,919,516)	(1,635,616)	17.36%	(5,467,866)	(4,578,729)	19.42%
OPERATING COSTS AND EXPENSES
Personnel	(169,647)	(169,265)	0.23%	(500,846)	(527,064)	-4.97%
Material	(26,574)	(27,864)	-4.63%	(71,543)	(69,400)	3.09%
Outsourced Services	(133,165)	(110,738)	20.25%	(402,076)	(367,760)	9.33%
Other Operating Costs/Expenses	(160,989)	(78,438)	105.24%	(317,854)	(248,107)	28.11%
Cost of building the infrastructure	(390,499)	(314,135)	24.31%	(981,550)	(778,153)	26.14%
Employee Pension Plans	2,502	22,352	-88.81%	7,542	67,056	-88.75%
Depreciation and Amortization	(229,441)	(149,902)	53.06%	(617,753)	(446,017)	38.50%
Amortization of Concession's Intangible	(75,363)	(46,148)	63.31%	(210,089)	(138,174)	52.05%
	(1,183,175)	(874,137)	35.35%	(3,094,168)	(2,507,619)	23.39%

EBITDA	1,044,264	956,168	9.21%	3,057,356	2,790,652	9.56%

EBIT	741,963	782,471	-5.18%	2,237,057	2,273,517	-1.60%

FINANCIAL INCOME (EXPENSE)
Financial Income	157,749	220,146	-28.34%	427,985	471,584	-9.25%
Financial Expenses	(394,315)	(425,349)	-7.30%	(1,117,483)	(989,942)	12.88%
	(236,566)	(205,203)	15.28%	(689,498)	(518,358)	33.02%

INCOME BEFORE TAXES ON INCOME	505,397	577,268	-12.45%	1,547,559	1,755,159	-11.83%

Social Contribution	(50,176)	(52,966)	-5.27%	(153,845)	(163,648)	-5.99%
Income Tax	(133,742)	(145,237)	-7.91%	(415,409)	(452,488)	-8.19%

NET INCOME	321,479	379,064	-15.19%	978,305	1,139,022	-14.11%
Controlling Shareholders' Interest	313,815	368,719	-14.89%	954,054	1,116,428	-14.54%
Non-Controlling Shareholders' Interest	7,664	10,346	-25.92%	24,252	22,594	7.34%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

3Q12 Results | November 05, 2012

12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q12	Last 12M

Beginning Balance	2,014,281	4,274,619

Net Income Before Taxes	505,397	2,154,357

Depreciation and Amortization	304,803	1,044,853
Interest on Debts and Monetary and Foreign Exchange Restatements	355,340	1,284,809
Income Tax and Social Contribution Paid	(226,055)	(839,837)
Interest on Debts Paid	(183,127)	(1,110,956)
Others	(92,422)	(357,123)
	158,539	21,746

Total Operating Activities	663,936	2,176,103

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	(83,958)	(1,686,163)
Acquisition of Property, Plant and Equipment, and Intangibles	(660,319)	(2,632,707)
Others	55,632	(21,840)
Total Investment Activities	(688,645)	(4,340,710)

Financing Activities
Loans and Debentures	1,952,930	4,242,133
Principal Amortization of Loans and Debentures, Net of Derivatives	(629,249)	(2,271,273)
Dividend and Interest on Equity Paid	(649,152)	(1,414,086)
Others	-	(2,684)
Total Financing Activities	674,529	554,090

Cash Flow Generation	649,820	(1,610,517)

Ending Balance - 09/30/2012	2,664,101	2,664,101

3Q12 Results | November 05, 2012

12.5) Income Statement – Segments of Conventional Generation and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis	Total Generation
	3Q12(1)	3Q11(2)	Variation	3Q12	3Q12	3Q11	Variation	9M12	9M11	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-	-	0.00%	-	-	0.00%
Eletricity Sales to Distributors	379,858	377,677	0.58%	259,409	639,267	437,347	46.17%	1,716,333	1,170,759	46.60%
Other Operating Revenues	661	600	10.10%	40	700	635	10.21%	2,606	1,805	44.39%
	380,519	378,277	0.59%	259,448	639,967	437,983	46.12%	1,718,939	1,172,563	46.60%

DEDUCTIONS FROM OPERATING REVENUES	(24,511)	(26,705)	-8.21%	(16,508)	(41,020)	(29,678)	38.22%	(108,572)	(74,423)	45.89%
NET OPERATING REVENUES	356,007	351,573	1.26%	242,940	598,947	408,304	46.69%	1,610,367	1,098,140	46.64%

COST OF ELETRIC ENERGY SERVICES								-	-	-
Eletricity Purchased for Resale	(7,465)	(1,220)	512.11%	(16,390)	(23,855)	(5,040)	373.35%	(84,860)	(20,128)	321.60%
Eletricity Network Usage Charges	(18,587)	(18,681)	-0.50%	(9,871)	(28,458)	(20,340)	39.91%	(70,543)	(56,685)	24.45%
	(26,052)	(19,901)	30.91%	(26,261)	(52,313)	(25,380)	106.12%	(155,404)	(76,814)	102.31%
OPERATING COSTS AND EXPENSES
Personnel	(9,499)	(10,221)	-7.07%	(10,526)	(20,025)	(19,038)	5.18%	(55,367)	(43,747)	26.56%
Material	(2,245)	(1,277)	75.77%	(2,859)	(5,104)	(1,484)	243.95%	(10,024)	(4,775)	109.93%
Outsourced Services	(8,599)	(9,544)	-9.90%	(26,639)	(35,238)	(22,655)	55.54%	(90,756)	(45,940)	97.56%
Other Operating Costs/Expenses	(15,965)	(20,167)	-20.83%	(9,198)	(25,163)	(22,351)	12.58%	(61,012)	(68,026)	-10.31%
Employee Pension Plans	360	620	-42.02%	-	360	620	-42.02%	1,079	1,862	-42.02%
Depreciation and Amortization	(61,701)	(57,923)	6.52%	(61,687)	(123,388)	(66,652)	85.12%	(323,640)	(187,430)	72.67%
Amortization of Concession's Intangible	(4,592)	(4,832)	-4.97%	(31,612)	(36,204)	(4,969)	628.58%	(92,613)	(14,638)	532.69%
	(102,242)	(103,345)	-1.07%	(142,521)	(244,762)	(136,528)	79.28%	(632,333)	(362,693)	74.34%

EBITDA	293,647	290,463	1.10%	167,458	461,104	317,397	-725.16%	1,237,804	858,840	-649.64%

EBIT	227,713	228,328	-0.27%	74,159	301,872	246,397	22.51%	822,630	658,633	24.90%

FINANCIAL INCOME (EXPENSE)
Financial Income	10,377	17,356	-40.21%	14,608	24,985	34,491	-27.56%	74,633	82,486	-9.52%
Financial Expenses	(108,465)	(133,287)	-18.62%	(83,138)	(191,603)	(146,970)	30.37%	(505,027)	(406,970)	24.09%
Interest on Equity	-	-	-	-	-	-	-	-	-	-
	(98,088)	(115,931)	-15.39%	(68,530)	(166,618)	(112,479)	48.13%	(430,394)	(324,484)	32.64%

EQUITY ACCOUNTING	1,039	-	0.00%	-	-	-	0.00%	0	-	0.00%
								-	-	-
INCOME BEFORE TAXES ON INCOME	130,665	112,396	16.25%	5,628	135,253	133,918	1.00%	392,236	334,150	17.38%

Social Contribution	(11,521)	(9,094)	26.69%	(1,905)	(13,426)	(10,417)	28.89%	(36,047)	(24,455)	47.40%
Income Tax	(31,580)	(25,062)	26.01%	(809)	(32,390)	(28,047)	15.48%	(89,387)	(66,654)	34.11%

NET INCOME	87,563	78,239	11.92%	2,914	89,437	95,454	-6.30%	266,802	243,041	9.78%
Controlling Shareholders' Interest	80,967	73,673	9.90%	2,929	81,773	83,755	-2.37%	242,551	219,093	10.71%
Non-Controlling Shareholders' Interest	6,596	4,567	44.42%	(15)	7,664	11,699	-34.49%	24,251	23,947	1.27%

Notes:

(1)    Pro-forma: does not include the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment, and that actually are consolidated within CPFL Renováveis;

(2)    Pro-forma: The amounts reported in 3Q11 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

3Q12 Results | November 05, 2012

12.6) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	3Q12	3Q11	Variation	9M12	9M11	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,701,241	3,641,909	1.63%	11,100,453	10,498,610	5.73%
Electricity Sales to Distributors	122,006	48,634	150.86%	248,779	139,016	78.96%
Revenue from building the infrastructure	390,499	314,135	24.31%	981,550	778,153	26.14%
Other Operating Revenues(1)	428,328	364,590	17.48%	1,205,526	1,105,511	9.05%
	4,642,075	4,369,268	6.24%	13,536,307	12,521,290	8.11%

DEDUCTIONS FROM OPERATING REVENUES	(1,469,345)	(1,513,808)	-2.94%	(4,524,946)	(4,386,262)	3.16%
NET OPERATING REVENUES	3,172,729	2,855,460	11.11%	9,011,361	8,135,028	10.77%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,517,068)	(1,317,796)	15.12%	(4,365,624)	(3,707,717)	17.74%
Electricity Network Usage Charges	(367,536)	(337,169)	9.01%	(1,019,433)	(915,040)	11.41%
	(1,884,604)	(1,654,965)	13.88%	(5,385,058)	(4,622,757)	16.49%
OPERATING COSTS AND EXPENSES
Personnel	(123,381)	(128,762)	-4.18%	(374,778)	(428,571)	-12.55%
Material	(19,301)	(24,330)	-20.67%	(57,044)	(56,895)	0.26%
Outsourced Services	(109,130)	(93,729)	16.43%	(332,457)	(320,059)	3.87%
Other Operating Costs/Expenses	(132,691)	(55,830)	137.67%	(258,356)	(179,653)	43.81%
Cost of building the infrastructure	(390,499)	(314,135)	24.31%	(981,550)	(778,153)	26.14%
Employee Pension Plans	2,142	21,732	-90.14%	6,466	65,195	-90.08%
Depreciation and Amortization	(103,966)	(81,746)	27.18%	(289,117)	(254,160)	13.75%
Amortization of Concession's Intangible	(5,045)	(4,881)	3.36%	(15,136)	(14,644)	3.36%
	(881,870)	(681,682)	29.37%	(2,301,971)	(1,966,940)	17.03%

EBITDA	513,124	583,708	-12.09%	1,622,119	1,748,941	-7.25%

EBIT	406,256	518,812	-21.70%	1,324,332	1,545,331	-14.30%

FINANCIAL INCOME (EXPENSE)
Financial Income	112,968	124,101	-8.97%	299,871	311,874	-3.85%
Financial Expenses	(162,393)	(216,470)	-24.98%	(478,349)	(478,837)	-0.10%
Interest on Equity	-	-	-	-	-	-
	(49,425)	(92,369)	-46.49%	(178,478)	(166,963)	6.90%

INCOME BEFORE TAXES ON INCOME	356,831	426,443	-16.32%	1,145,854	1,378,369	-16.87%

Social Contribution	(32,713)	(38,380)	-14.77%	(99,886)	(118,959)	-16.03%
Income Tax	(89,008)	(103,600)	-14.09%	(271,816)	(324,115)	-16.14%

NET INCOME	235,109	284,463	-17.35%	774,152	935,294	-17.23%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

3Q12 Results | November 05, 2012

12.7) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	2,399,557	2,229,042	7.6%	6,999,574	6,302,302	11.1%
Net Operating Revenues	1,671,429	1,459,760	14.5%	4,743,427	4,088,622	16.0%
Cost of Electric Power	(994,843)	(873,140)	13.9%	(2,837,564)	(2,395,840)	18.4%
Operating Costs & Expenses	(467,360)	(333,178)	40.3%	(1,243,140)	(966,864)	28.6%
EBIT	209,226	253,441	-17.4%	662,722	725,918	-8.7%
EBITDA (IFRS)(1)	256,799	276,229	-7.0%	797,289	798,263	-0.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	330,781	320,425	3.2%	990,551	806,000	22.9%
Financial Income (Expense)	(28,473)	(41,573)	-31.5%	(84,142)	(59,791)	40.7%
Income Before Taxes	180,753	211,868	-14.7%	578,580	666,127	-13.1%
NET INCOME (IFRS)	120,809	142,362	-15.1%	390,025	447,510	-12.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	170,234	170,048	0.1%	515,872	438,499	17.6%

CPFL PIRATININGA
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	1,006,594	981,043	2.6%	2,977,352	2,979,553	-0.1%
Net Operating Revenues	634,573	628,490	1.0%	1,854,920	1,907,039	-2.7%
Cost of Electric Power	(423,824)	(374,274)	13.2%	(1,227,693)	(1,046,448)	17.3%
Operating Costs & Expenses	(152,240)	(143,833)	5.8%	(392,653)	(444,848)	-11.7%
EBIT	58,509	110,382	-47.0%	234,573	415,743	-43.6%
EBITDA (IFRS)(1)	78,398	122,335	-35.9%	294,030	453,614	-35.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	86,624	145,942	-40.6%	285,193	407,631	-30.0%
Financial Income (Expense)	(4,608)	(24,108)	-80.9%	(33,148)	(44,421)	-25.4%
Income Before Taxes	53,901	86,274	-37.5%	201,425	371,322	-45.8%
NET INCOME (IFRS)	34,087	57,463	-40.7%	129,215	248,272	-48.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	41,076	70,481	-41.7%	124,027	215,394	-42.4%

RGE
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	995,954	913,999	9.0%	2,858,266	2,541,844	12.4%
Net Operating Revenues	692,348	597,054	16.0%	1,926,353	1,662,235	15.9%
Cost of Electric Power	(371,830)	(326,756)	13.8%	(1,053,517)	(948,021)	11.1%
Operating Costs & Expenses	(207,266)	(154,998)	33.7%	(530,840)	(409,843)	29.5%
EBIT	113,252	115,299	-1.8%	341,996	304,371	12.4%
EBITDA (IFRS)(1)	143,621	140,715	2.1%	428,870	383,087	12.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	149,912	141,454	6.0%	444,884	370,576	20.1%
Financial Income (Expense)	(11,127)	(22,684)	-51.0%	(46,146)	(56,108)	-17.8%
Income Before Taxes	102,126	92,615	10.3%	295,849	248,262	19.2%
NET INCOME (IFRS)	67,378	61,164	10.2%	207,774	176,350	17.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	71,175	61,128	16.4%	217,131	162,509	33.6%

CPFL SANTA CRUZ
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	106,084	99,661	6.4%	310,917	286,801	8.4%
Net Operating Revenues	78,254	68,875	13.6%	220,077	196,686	11.9%
Cost of Electric Power	(41,381)	(33,186)	24.7%	(117,977)	(98,105)	20.3%
Operating Costs & Expenses	(27,170)	(20,247)	34.2%	(64,421)	(59,889)	7.6%
EBIT	9,704	15,442	-37.2%	37,679	38,692	-2.6%
EBITDA (IFRS)(1)	13,967	17,484	-20.1%	45,014	45,050	-0.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	10,812	16,747	-35.4%	36,899	40,821	-9.6%
Financial Income (Expense)	(2,246)	(2,443)	-8.0%	(5,539)	(4,024)	37.6%
Income Before Taxes	7,458	12,999	-42.6%	32,140	34,668	-7.3%
NET INCOME (IFRS)	4,659	8,558	-45.6%	21,543	23,669	-9.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,989	8,087	-63.0%	16,865	21,094	-20.0%

 Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

3Q12 Results | November 05, 2012

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	33,353	37,495	-11.0%	96,360	100,853	-4.5%
Net Operating Revenues	25,564	27,830	-8.1%	70,351	72,921	-3.5%
Cost of Electric Power	(13,604)	(11,811)	15.2%	(34,842)	(29,940)	16.4%
Operating Costs & Expenses	(7,349)	(9,688)	-24.1%	(21,014)	(25,993)	-19.2%
EBIT	4,611	6,332	-27.2%	14,495	16,988	-14.7%
EBITDA (IFRS)(1)	5,979	7,310	-18.2%	17,891	19,980	-10.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,716	9,472	-39.6%	15,148	23,199	-34.7%
Financial Income (Expense)	(1,516)	(780)	94.5%	(5,201)	(2,017)	157.8%
Income Before Taxes	3,094	5,552	-44.3%	9,294	14,971	-37.9%
NET INCOME (IFRS)	2,099	3,616	-42.0%	6,215	10,142	-38.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,002	5,148	-61.1%	4,571	12,463	-63.3%

CPFL SUL PAULISTA
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	41,318	48,167	-14.2%	122,835	134,313	-8.5%
Net Operating Revenues	29,963	34,691	-13.6%	85,017	94,004	-9.6%
Cost of Electric Power	(16,244)	(14,752)	10.1%	(47,205)	(43,211)	9.2%
Operating Costs & Expenses	(8,049)	(12,018)	-33.0%	(21,816)	(30,700)	-28.9%
EBIT	5,669	7,920	-28.4%	15,996	20,094	-20.4%
EBITDA (IFRS)(1)	7,226	8,644	-16.4%	18,667	22,402	-16.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	6,426	9,078	-29.2%	17,530	22,615	-22.5%
Financial Income (Expense)	(482)	(436)	10.5%	(1,521)	(531)	186.3%
Income Before Taxes	5,188	7,485	-30.7%	14,475	19,563	-26.0%
NET INCOME (IFRS)	3,371	4,941	-31.8%	9,852	13,266	-25.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,875	5,224	-45.0%	9,199	13,298	-30.8%

CPFL JAGUARI
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	39,168	38,580	1.5%	112,714	115,142	-2.1%
Net Operating Revenues	26,880	24,897	8.0%	73,643	74,426	-1.1%
Cost of Electric Power	(16,936)	(14,956)	13.2%	(49,094)	(43,787)	12.1%
Operating Costs & Expenses	(5,685)	(3,937)	44.4%	(13,180)	(15,092)	-12.7%
EBIT	4,258	6,004	-29.1%	11,370	15,547	-26.9%
EBITDA (IFRS)(1)	5,226	6,519	-19.8%	13,238	17,162	-22.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,137	6,969	-40.6%	10,553	17,375	-39.3%
Financial Income (Expense)	(594)	(174)	240.4%	(1,439)	143	-1109.5%
Income Before Taxes	3,664	5,830	-37.1%	9,931	15,690	-36.7%
NET INCOME (IFRS)	2,328	3,840	-39.4%	6,613	10,661	-38.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,650	4,127	-60.0%	4,919	10,809	-54.5%

CPFL MOCOCA
	3Q12	3Q11	Var.	9M12	9M11	Var.
Gross Operating Revenues	24,328	25,278	-3.8%	70,948	71,009	-0.1%
Net Operating Revenues	17,633	17,521	0.6%	49,161	48,718	0.9%
Cost of Electric Power	(9,540)	(9,408)	1.4%	(27,670)	(26,254)	5.4%
Operating Costs & Expenses	(7,067)	(4,121)	71.5%	(15,989)	(14,486)	10.4%
EBIT	1,026	3,992	-74.3%	5,501	7,978	-31.0%
EBITDA (IFRS)(1)	1,908	4,473	-57.4%	7,121	9,382	-24.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,477	4,573	-24.0%	10,415	9,563	8.9%
Financial Income (Expense)	(380)	(171)	122.1%	(1,343)	(212)	532.4%
Income Before Taxes	646	3,820	-83.1%	4,158	7,766	-46.5%
NET INCOME (IFRS)	380	2,520	-84.9%	2,913	5,423	-46.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,450	2,596	-44.2%	5,171	5,577	-7.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

3Q12 Results | November 05, 2012

12.8) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	1,958	1,918	2.1%	5,987	5,643	6.1%
Industrial	3,050	3,049	0.0%	8,974	8,893	0.9%
Commercial	1,177	1,167	0.9%	3,756	3,605	4.2%
Others	1,000	1,032	-3.0%	2,929	2,846	2.9%
Total	7,186	7,166	0.3%	21,646	20,987	3.1%

CPFL Piratininga
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	870	841	3.4%	2,685	2,532	6.1%
Industrial	2,109	2,093	0.8%	6,220	6,210	0.2%
Commercial	497	473	5.1%	1,588	1,488	6.7%
Others	264	262	0.8%	801	777	3.1%
Total	3,740	3,670	1.9%	11,293	11,006	2.6%

RGE
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	534	528	1.1%	1,580	1,507	4.8%
Industrial	899	927	-3.0%	2,527	2,711	-6.8%
Commercial	313	294	6.4%	996	912	9.3%
Others	582	544	6.9%	1,829	1,687	8.4%
Total	2,328	2,293	1.5%	6,932	6,816	1.7%

CPFL Santa Cruz
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	78	75	4.6%	235	223	5.2%
Industrial	52	53	-2.5%	152	154	-0.7%
Commercial	37	35	4.6%	118	112	5.0%
Others	82	92	-11.2%	252	248	1.6%
Total	248	255	-2.6%	758	738	2.7%

CPFL Jaguari
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	19	19	4.7%	58	55	4.4%
Industrial	91	78	15.9%	268	244	9.9%
Commercial	10	9	10.3%	31	30	3.5%
Others	9	9	0.2%	28	28	1.0%
Total	129	115	12.4%	384	356	7.9%

CPFL Mococa
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	17	16	2.5%	49	48	2.5%
Industrial	15	16	-4.8%	46	46	-0.8%
Commercial	7	7	3.2%	22	21	4.9%
Others	16	16	-0.1%	43	42	1.6%
Total	55	55	-0.3%	160	157	1.6%

CPFL Leste Paulista
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	22	22	2.0%	66	65	2.0%
Industrial	20	19	2.8%	56	54	4.4%
Commercial	10	10	1.3%	30	29	4.7%
Others	33	36	-6.9%	81	83	-1.9%
Total	85	86	-1.6%	234	230	1.5%

CPFL Sul Paulista
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	33	31	6.5%	96	91	5.6%
Industrial	52	53	-2.5%	152	158	-3.6%
Commercial	12	12	4.2%	39	38	4.3%
Others	22	22	2.5%	68	66	2.8%
Total	119	117	1.4%	355	352	0.8%

3Q12 Results | November 05, 2012

12.9) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	1,958	1,918	2.1%	5,987	5,643	6.1%
Industrial	1,100	1,277	-13.8%	3,403	3,667	-7.2%
Commercial	1,115	1,121	-0.6%	3,579	3,455	3.6%
Others	986	1,018	-3.1%	2,881	2,800	2.9%
Total	5,159	5,334	-3.3%	15,849	15,565	1.8%

CPFL Piratininga
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	870	841	3.4%	2,685	2,532	6.1%
Industrial	614	716	-14.2%	1,904	2,121	-10.3%
Commercial	454	436	4.2%	1,453	1,365	6.5%
Others	259	257	0.6%	783	761	2.9%
Total	2,196	2,249	-2.4%	6,825	6,779	0.7%

RGE
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	534	528	1.1%	1,580	1,507	4.8%
Industrial	458	546	-16.1%	1,402	1,612	-13.0%
Commercial	305	292	4.3%	976	906	7.7%
Others	582	544	6.9%	1,829	1,687	8.4%
Total	1,878	1,910	-1.7%	5,786	5,712	1.3%

CPFL Santa Cruz
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	78	75	4.6%	235	223	5.2%
Industrial	45	48	-6.9%	131	139	-5.8%
Commercial	37	35	4.6%	118	112	5.0%
Others	82	92	-11.2%	252	248	1.6%
Total	241	250	-3.5%	737	723	1.8%

CPFL Jaguari
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	19	19	4.7%	58	55	4.4%
Industrial	71	70	0.9%	208	209	-0.4%
Commercial	10	9	10.3%	31	30	3.5%
Others	9	9	0.2%	28	28	1.0%
Total	110	107	2.3%	324	321	0.9%

CPFL Mococa
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	17	16	2.5%	49	48	2.5%
Industrial	10	16	-36.6%	36	46	-21.8%
Commercial	7	7	3.2%	22	21	4.9%
Others	16	16	-0.1%	43	42	1.6%
Total	50	55	-9.6%	150	157	-4.5%

CPFL Leste Paulista
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	22	22	2.0%	66	65	2.0%
Industrial	6	6	7.1%	18	20	-7.1%
Commercial	10	10	1.3%	30	29	4.7%
Others	33	36	-6.9%	81	83	-1.9%
Total	71	73	-2.0%	196	197	-0.2%

CPFL Sul Paulista
	3Q12	3Q11	Var.	9M12	9M11	Var.
Residential	33	31	6.5%	96	91	5.6%
Industrial	22	28	-20.0%	68	85	-20.3%
Commercial	12	12	4.2%	39	38	4.3%
Others	22	22	2.5%	68	66	2.8%
Total	90	92	-2.8%	271	280	-3.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.